Exhibit 99.1

D&E Communications, Inc.

Audited Financial Statements

As of December 31, 2008 and 2007

and for the Three Years Ended December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders

of D&E Communications, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows, and of equity and comprehensive income (loss) present fairly, in all material respects, the financial position of D&E Communications, Inc. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Notes 2, 12 and 17 to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling interests as of January 1, 2009, uncertain tax positions as of January 1, 2007 and defined benefit pension and other postretirement plans as of December 31, 2006.

/s/ PricewaterhouseCoopers LLP

Philadelphia, PA

March 11, 2009, except for the effects of the change in accounting for noncontrolling interests discussed in Note 2 and the inclusion of guarantor information in Note 20, as to which the date is January 15, 2010.

D&E COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2008	2007	2006
	(In thousands, except per share amounts)
OPERATING REVENUES
Communication service revenues	$143,926	$146,631	$156,862
Communication products sold	2,429	3,046	2,252
Other	3,096	2,872	2,954

Total operating revenues	149,451	152,549	162,068

OPERATING EXPENSES
Communication service expenses (exclusive of depreciation and amortization below)	47,735	49,528	60,314
Cost of communication products sold	1,965	2,496	1,905
Depreciation and amortization	29,442	34,208	38,241
Marketing and customer services	15,688	15,347	15,318
General and administrative services	19,672	21,173	21,886
Goodwill and intangible asset impairments	45,800	5,158	1,892

Total operating expenses	160,302	127,910	139,556

Operating income (loss)	(10,851)	24,639	22,512

OTHER INCOME (EXPENSE)
Equity in net losses of affiliates	—	(3)	(180)
Interest expense	(12,312)	(14,928)	(15,274)
Loss on early extinguishment of debt	—	—	(1,103)
Gain on investments	—	—	1,035
Other, net	2,944	8,245	4,790

Total other income (expense)	(9,368)	(6,686)	(10,732)

Income (loss) from continuing operations before income taxes	(20,219)	17,953	11,780

INCOME TAXES (BENEFIT)	(9,330)	7,249	3,465

Income (loss) from continuing operations	(10,889)	10,704	8,315

Discontinued operations:
Loss from operations of Voice Systems Business, net of income tax benefits of ($253)	—	—	(488)
Loss on sale of Voice Systems Business, net of income tax of $164	—	—	(1,020)

Loss from discontinued operations	—	—	(1,508)

NET INCOME (LOSS)	(10,889)	10,704	6,807

NONCONTROLLING INTERESTS
Dividends on utility preferred stock	65	65	65

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(10,954)	$10,639	$6,742

Weighted average common shares outstanding (basic)	14,471	14,399	14,346
Weighted average common shares outstanding (diluted)	14,471	14,471	14,417

BASIC EARNINGS (LOSS) PER COMMON SHARE
Income (loss) from continuing operations attributable to common shareholders	$(0.76)	$0.74	$0.58
Loss from discontinued operations	—	—	(0.11)

Net income (loss) per common share	$(0.76)	$0.74	$0.47

DILUTED EARNINGS (LOSS) PER COMMON SHARE
Income (loss) from continuing operations attributable to common shareholders	$(0.76)	$0.74	$0.57
Loss from discontinued operations	—	—	(0.10)

Net income (loss) per common share	$(0.76)	$0.74	$0.47

DIVIDENDS PER COMMON SHARE	$0.50	$0.50	$0.50

See notes to consolidated financial statements.

D&E COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2008	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,280	$17,845
Accounts and notes receivable, net of reserves of $466 and $500	13,086	14,688
Inventories-materials and supplies, lower of cost or market, at average cost	2,651	2,666
Prepaid expenses	9,367	2,887
Other	2,500	2,520

TOTAL CURRENT ASSETS	45,884	40,606

PROPERTY, PLANT AND EQUIPMENT
In service	417,209	396,659
Under construction	5,235	6,648

	422,444	403,307
Less accumulated depreciation	258,642	237,243

	163,802	166,064

OTHER ASSETS
Goodwill	138,441	137,623
Intangible assets, net of accumulated amortization	97,344	148,376
Other	7,449	8,512

	243,234	294,511

TOTAL ASSETS	$452,920	$501,181

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Long-term debt maturing within one year	$7,076	$7,071
Accounts payable and accrued liabilities	10,690	17,188
Accrued taxes	543	1,093
Accrued interest and dividends	1,178	816
Advance billings, customer deposits and other	4,706	4,709
Derivative financial instruments	3,091	1,053

TOTAL CURRENT LIABILITIES	27,284	31,930

LONG-TERM DEBT	179,054	186,879

OTHER LIABILITIES
Deferred income taxes	50,071	70,977
Defined benefit plans	34,749	15,465
Other	5,181	6,610

	90,001	93,052

COMMITMENTS AND CONTINGENCIES
EQUITY
Common shareholders’ equity:
Common stock, par value $0.16, authorized shares: 100,000; issued shares: 16,187 at December 31, 2008 and 16,092 at December 31, 2007; outstanding shares: 14,410 at December 31, 2008 and 14,425 at December 31, 2007	2,590	2,575
Additional paid-in capital	164,526	163,560
Accumulated other comprehensive income (loss)	(21,908)	(7,216)
Retained earnings	29,917	48,147
Treasury stock at cost, 1,777 shares at December 31, 2008 and 1,667 shares at December 31, 2007	(19,990)	(19,192)

Total common shareholders’ equity	155,135	187,874

Noncontrolling interests:
Preferred stock of utility subsidiary, Series A 4 1/2%, par value $100, cumulative, callable at par at the option of the Company, authorized 20 shares, outstanding 14 shares	1,446	1,446

TOTAL EQUITY	156,581	189,320

TOTAL LIABILITIES AND EQUITY	$452,920	$501,181

See notes to consolidated financial statements.

D&E COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2008	2007	2006
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(10,889)	$10,704	$6,807
Add: Loss from discontinued operations	—	—	1,508

Income (loss) from continuing operations	(10,889)	10,704	8,315
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities:
Depreciation and amortization	29,442	34,208	38,241
Bad debt expense	731	693	592
Deferred income taxes	(10,761)	(3,500)	(3,870)
Gain on investments	—	—	(1,035)
Gain from cash recovery of note receivable	—	(5,500)	(2,875)
Gain from life insurance proceeds	—	(588)	—
(Gain) loss on retirement of property, plant and equipment	(141)	(134)	193
Goodwill and intangible asset impairments	45,800	5,158	1,892
Stock-based compensation expense	501	425	429
Termination of lease guarantee	(2,904)	—	—
Note receivable reserve	900	125	—
Loss on early extinguishment of debt	—	—	1,103
Changes in operating assets and liabilities:
Accounts receivable	870	656	1,364
Inventories	14	38	108
Prepaid expenses	(6,484)	422	4,955
Accounts payable and accrued liabilities	(3,413)	1,795	(5,382)
Accrued taxes and accrued interest	(187)	571	(3,476)
Advance billings, customer deposits and other	(3)	(170)	(5,555)
Defined benefits plans	(3,744)	(1,757)	3,015
Other, net	20	(933)	(195)

Net Cash Provided by Operating Activities from Continuing Operations	39,752	42,213	37,819

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(24,697)	(22,457)	(24,778)
Proceeds from sales of property, plant and equipment	785	777	564
Purchases of short-term investments	—	(3,187)	(16,123)
Proceeds from sales of short-term investments	—	10,933	8,377
Collection of notes receivable	141	5,879	2,875
Life insurance proceeds	—	1,000	—
Acquisition of intangible assets	(70)	(606)	—
Investment returns and repayments from affiliates, net of advances of $390	—	—	645

Net Cash Used in Investing Activities from Continuing Operations	(23,841)	(7,661)	(28,440)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends on common stock	(6,947)	(6,885)	(6,839)
Preferred dividends on noncontrolling interests	(65)	(65)	(65)
Proceeds from long-term debt financing	—	—	180,750
Payment of debt issuance costs	—	—	(400)
Payments on long-term debt	(7,821)	(13,066)	(190,807)
Termination of interest rate swap agreements	—	—	1,064
Proceeds from issuance of common stock	118	205	224
Excess tax benefits from stock compensation plans	37	51	—
Purchase of treasury stock	(798)	(48)	—

Net Cash Used in Financing Activities from Continuing Operations	(15,476)	(19,808)	(16,073)

CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS	435	14,744	(6,694)

CASH USED IN DISCONTINUED OPERATIONS
Cash used in operating activities of discontinued operations	—	—	(248)
Cash used in investing activities of discontinued operations	—	—	(282)

Net Cash Used in Discontinued Operations	—	—	(530)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	435	14,744	(7,224)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	17,845	3,101	10,325

CASH AND CASH EQUIVALENTS, END OF YEAR	$18,280	$17,845	$3,101

See notes to consolidated financial statements.

D&E COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2008		2007		2006
	Shares	Amount	Shares	Amount	Shares	Amount
	(In thousands)
COMMON STOCK
Balance at beginning of year	16,092	$2,575	16,039	$2,567	15,985	$2,558
Common stock issued for Employee Stock Purchase, Long-Term Incentive, Dividend Reinvestment and Stock Compensation Plan and Policy for Non-Employee Directors Plans	95	15	45	7	54	9
Common stock issued for stock options exercised	—	—	8	1	—	—

Balance at end of year	16,187	2,590	16,092	2,575	16,039	2,567

ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year		163,560		162,533		161,447
Common stock issued for Employee Stock Purchase, Long-Term Incentive, Dividend Reinvestment and Stock Compensation Plan and Policy for Non-Employee Directors Plans		966		956		1,086
Common stock issued for stock options exercised		—		71		—

Balance at end of year		164,526		163,560		162,533

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of year		(7,216)		(5,028)		(5,598)
Adjustment to initially apply SFAS 158, net of tax		—		—		(2,102)
Defined benefit plans, net of tax		(13,473)		(821)		2,787
Reclassification adjustment for realized (gain) loss on derivative financial instruments, net of tax		723		(283)		(394)
Unrealized gain (loss) on derivative financial instruments, net of tax		(1,942)		(1,084)		279

Balance at end of year		(21,908)		(7,216)		(5,028)

RETAINED EARNINGS
Balance at beginning of year		48,147		44,651		45,083
Adjustment to adopt FIN 48		—		92		—
Net income (loss)		(10,889)		10,704		6,807
Dividends on common stock: $.50 per share for each year		(7,276)		(7,235)		(7,174)
Preferred dividends on noncontrolling interests		(65)		(65)		(65)

Balance at end of year		29,917		48,147		44,651

TREASURY STOCK
Balance at beginning of year	(1,667)	(19,192)	(1,663)	(19,144)	(1,663)	(19,144)
Treasury stock acquired	(110)	(798)	(4)	(48)	—	—

Balance at end of year	(1,777)	(19,990)	(1,667)	(19,192)	(1,663)	(19,144)

TOTAL COMMON SHAREHOLDERS’ EQUITY	14,410	155,135	14,425	187,874	14,376	185,579

NONCONTROLLING INTERESTS – PREFERRED STOCK OF UTILITY SUBSIDIARY
Balance at beginning and end of year	14	1,446	14	1,446	14	1,446

TOTAL EQUITY		$156,581		$189,320		$187,025

COMPREHENSIVE INCOME (LOSS)
Net income (loss)		$(10,889)		$10,704		$6,807
Defined benefit plans, net of income taxes of ($9,555), ($582) and $1,977		(13,473)		(821)		2,787
Reclassification adjustment for realized (gain) loss on derivative financial instruments, net of income taxes of $513, ($200) and ($279)		723		(283)		(394)
Unrealized gain (loss) on derivative financial instruments, net of income taxes of ($1,377), ($769) and $198		(1,942)		(1,084)		279

Comprehensive income (loss)		(25,581)		8,516		9,479

Comprehensive income (loss) attributable to noncontrolling interests		(65)		(65)		(65)

Comprehensive income (loss) attributable to common shareholders		$(25,646)		$8,451		$9,414

See notes to consolidated financial statements.

D&E COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per-share amounts)

1. Nature of Business

Description and Principles of Consolidation

D&E Communications, Inc. (“D&E” or the “Company”) provides integrated communications services to residential and business customers in markets throughout the eastern half of Pennsylvania. D&E’s consolidated financial statements include the accounts of: Denver and Ephrata Telephone and Telegraph Company; Conestoga Telephone and Telegraph Company; Buffalo Valley Telephone Company; D&E Systems, Inc.; D&E Networks, Inc.; Infocore, Inc.; D&E Wireless, Inc.; Conestoga Wireless Company and D&E Investments, Inc. for all periods presented. All significant intercompany balances and transactions are eliminated in consolidation.

D&E business segments are Wireline, Systems Integration and Corporate and Other. Based on the similar nature of services and products, operating processes and service delivery methods, the RLEC, CLEC, Internet Services, cable television and video operations are managed as one reportable segment, “Wireline.” The Wireline segment provides its customers with a comprehensive package of communications services, including local and long distance telephone services, network access services, dedicated data circuits, and communication services, such as broadband and dial-up Internet access services, business continuity and co-location services, web-hosting services, directory, Voice over Internet Protocol (“VoIP”) services and, in certain of our markets, video services. The Systems Integration segment provides business customers with professional data and information technology services, network design, monitoring, security assessments and penetration tests and sells equipment used in providing these services. The Corporate and Other segment includes real estate leasing and related support services, Haywire™ computer support services, which allow us to handle new computer set-up, installation, troubleshooting and preventive maintenance services for our customers, and applications provided by our Jazzd™ Internet service provider which offers customers the convenience of using a web portal that showcases content and technologies like news, weather, shopping and music.

D&E owned a one-third interest in EuroTel, LLC (“EuroTel”), a domestic corporate joint venture, until its dissolution effective May 4, 2007. EuroTel held a 100% investment in Pennecom BV (“PenneCom”), a Netherlands telecommunications holding company, until its dissolution effective January 26, 2007. As of May 4, 2007, the Company had no investments in or advances to affiliated companies. D&E accounted for its investment in EuroTel using the equity method of accounting. Under the equity method, D&E reports its interest in the entity as an investment in its consolidated balance sheets and its percentage share of the earnings or losses from the entity in its consolidated statements of operations.

Regulatory Environment and Competition

D&E’s Wireline operations are subject to regulation at both the federal and state levels by the Federal Communications Commission (“FCC”) and the Pennsylvania Public Utility Commission (“PA PUC”). The passage of the Telecommunications Act of 1996 (“TA-96”) provided comprehensive changes to federal and state regulations that govern telecommunications. In 2004, the Governor of Pennsylvania signed into law new Chapter 30 regulations that impacted D&E’s RLECs. The passage of Act 183 in Pennsylvania provided options to promote faster broadband deployment in the state and modified the calculations of intrastate price cap regulation, allowing companies to generate increased revenue opportunities through higher intrastate non-competitive annual rate increases to fund network expenditures.

D&E files its own tariff rates with the PA PUC for such services as dial-tone and custom calling features. D&E is a member of the National Exchange Carrier Association (“NECA”) and participates in their pools for settlement of interstate access revenues.

D&E expects to experience an increasing amount of both competitive pressures and opportunities in its markets. No estimate can be made of the financial impacts of these changes.

2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts or certain disclosures. Management bases its estimates on historical results and other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Estimates are used when accounting for revenue recognition, accounts and notes receivable, asset depreciation, long-lived and indefinite lived assets, goodwill, retirement benefits, network access costs, income taxes and contingencies. Certain amounts have been reclassified to conform to the 2009 financial statement presentation.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a market-based hierarchy for measuring fair value, and expands disclosures about fair value measurements. In defining fair value, the Statement emphasizes a market-based measurement approach that is based on the assumptions that market participants would use in pricing an asset or liability. The Statement does not require any new fair value measurements, but does generally apply to other accounting pronouncements that require or permit fair value measurements. In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157,” which delays for one year the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Nonfinancial instruments affected by this deferral include assets and liabilities such as reporting units measured at fair value in a goodwill impairment test and nonfinancial assets acquired and liabilities assumed in a business combination. Effective January 1, 2008, the Company adopted SFAS 157 for financial assets and financial liabilities recognized at fair value on a recurring basis, in particular its interest rate swap derivatives. The partial adoption of SFAS 157 for these items did not have a material impact on the Company’s financial position, results of operations and cash flows. SFAS 157 for nonfinancial assets and nonfinancial liabilities is effective for the Company in January 2009. The adoption of SFAS 157 for nonfinancial assets and nonfinancial liabilities is not expected to have a material impact on the Company’s financial position, results of operations and cash flows. However, the full adoption of SFAS 157 will prospectively impact the fair value measurements used when evaluating goodwill, other intangible assets, and long-lived assets for impairment.

The fair value hierarchy established in SFAS 157 prioritizes the inputs to valuation techniques used in measuring fair value into three levels, as follows:

•	Level 1: Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.

•	Level 3: Unobservable inputs that represent an entity’s own assumptions based on items that market participants would consider in determining fair value.

The Company measures the fair value of its interest rate swap derivatives using Level 2 (significant other observable) inputs. See Note 14 for additional information on the fair value measurement of the interest rate swap derivatives.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure most financial assets and liabilities at fair value, with changes in fair value recorded in earnings. The Company did not elect the fair value option for any of its existing financial instruments as of December 31, 2008 and the Company has not determined whether or not it will elect this option for financial instruments it may acquire in the future.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R defines a business combination as a transaction or other event in which an acquirer obtains control of one or more businesses. Under SFAS 141R, all business combinations are accounted for by applying the acquisition method (previously referred to as the purchase method), under which the acquirer measures all identified assets acquired, liabilities assumed, and noncontrolling interests in the acquiree at their acquisition date fair values. Certain forms of contingent consideration and certain acquired contingencies are also recorded at their acquisition date fair values. SFAS 141R also requires that most acquisition related costs be expensed in the period incurred. In addition, SFAS 141R amends SFAS No. 109, “Accounting for Income Taxes,” to require us to recognize changes to valuation allowances for acquired deferred tax assets and changes to unrecognized tax benefits related to acquired income tax uncertainties as adjustments to income tax expense, rather than as adjustments to goodwill. The adoption of SFAS 141R is not expected to have a material impact on the Company’s financial position, results of operations and cash flows, however, it may have an impact on the accounting treatment for any future business combinations. Additionally, the adoption of SFAS 141R will affect the Company’s accounting treatment for changes to its unrecognized tax benefits and any future changes will be recognized in income tax expense.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires a company to recognize noncontrolling interests (previously referred to as “minority interests”) as a separate component in the equity section of the consolidated statement of financial position. It also requires the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated statement of operations. SFAS 160 also requires changes in ownership interest to be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The Company adopted SFAS 160 effective January 1, 2009 and has applied the presentation and disclosure requirements of this standard retrospectively for all periods presented. The Company has classified preferred stock issued by a subsidiary as a noncontrolling interest.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 requires a company with derivative instruments to disclose information that should enable financial statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. SFAS 161 is effective for the Company in January 2009. Since SFAS 161 only affects disclosures, its adoption will have no impact on the Company’s financial position, results of operations and cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS 162 was effective on November 15, 2008. The adoption of SFAS 162 did not have a material impact on the Company’s financial position, results of operations and cash flows.

Revenue Recognition

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition” and EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” Revenue is recognized when the service is rendered or the product is delivered, the price is fixed or determinable, persuasive evidence of an arrangement exists and the collectibility of the resulting receivable is reasonably assured. Certain non-recurring fees, such as service activation and installation fees, and associated incremental direct costs up to the amount of fees, are deferred and recognized over the expected term of the customer relationship respective to the particular service being activated or installed, which is deemed to be 1.5 to 8.5 years. Any direct costs in excess of fees deferred are expensed immediately.

D&E’s Wireline pricing for regulated services is subject to oversight by both state and federal regulatory commissions. Regulations also cover services, competition and other public policy issues. Different interpretations by regulatory bodies may result in adjustments in future periods to revenues derived from D&E’s Wireline operations. D&E monitors these proceedings closely and makes adjustments to revenue accordingly.

The Wireline business segment receives a portion of its interstate access revenues from settlement pools in which it participates with other telephone companies through NECA. These pools were established at the direction of the FCC and are funded by access service charges, which the FCC regulates. Revenues earned through this pooling process are initially recognized based on estimates and are subject to adjustments that may either increase or decrease the amount of interstate access revenues. If the actual amounts that the Company receives from the settlement pools differ from the estimated amounts recorded, the Company records the change as a current adjustment to earnings. D&E continues to monitor ongoing proceedings at the FCC and will evaluate and revise its estimates accordingly.

The Wireline segment receives funding from the federal and state universal service funding support programs of the FCC and PA PUC. The federal Universal Service Support Fund (“USF”) and the Pennsylvania State Universal Service Fund (“PA USF”) were established to support the cost of telecommunication operations in rural markets. Gross revenue from the PA USF is recognized by the RLECs based on a fixed minimum amount that could increase on an annual basis if access lines increased. Gross revenues from the federal USF are recognized by the RLECs based on discounts provided to residential customers and based on formulas calculated by NECA that use both access lines and minutes of use to determine costs permitted to be recovered by the fund. These formulas are updated by NECA annually and the discounted revenues, access lines and minutes are reported monthly by the Company to NECA for the period in which they were earned. Gross revenues from the federal USF are recognized by the CLEC based on certain access lines reported for the period in which they were earned. For the years ended December 31, 2008, 2007 and 2006, D&E recognized network access revenue of $6,877, $7,385, and $8,874, respectively, for universal service support. The Company also pays into the federal USF and the PA USF. For the years ended December 31, 2008, 2007 and 2006, the Company recognized communication service expense of $2,780, $2,725 and $2,529, respectively. We bill our customers a federal universal service charge to cover our universal service costs.

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments purchased with an original maturity of three months or less. The Company’s excess cash is invested in prime and U.S. Treasury obligation money market funds and one-month time deposits in a regional bank. Cash balances may exceed F.D.I.C. insured limits at times.

Short-term Investments

Short-term investments consisted of variable rate demand notes and auction rate securities with interest rate reset periods of less than or equal to 35 days. These investments were classified as available-for-sale securities. Realized gains and losses on these investments are reported in other income in the consolidated statement of operations. Unrealized gains and losses, net of tax, are reported in accumulated other comprehensive income in the consolidated balance sheet. At December 31, 2008 and 2007, there were no short-term investments.

Reserve for Doubtful Accounts

The reserve for doubtful accounts reflects the Company’s best estimate of probable losses inherent in our accounts receivable determined based on historical experience, specific reserves for known doubtful accounts and other available evidence.

Prepaid Directory

Directory advertising revenues and costs are deferred and amortized over the 12-month period related to the directory publication. In the fourth quarter of 2006, D&E entered into a new three-year agreement for the publication of three of our four directories whereby the responsibility for publication and distribution of the directory and the related financial risks became the responsibility of the publisher. As a result, beginning in the fourth quarter of 2006, directory revenue for these three directories is only the annual fee paid to the Company for access to its customers. Prepaid directory advertising costs, included in prepaid expenses at December 31, 2008 and 2007, were $158 and $162, respectively. Deferred directory revenues, included in advance billings, customer deposits and other at December 31, 2008 and 2007, were $425 and $421, respectively.

Investments In and Advances To Affiliated Companies

Investments in and advances to unconsolidated affiliates consisted of the Company’s investment in EuroTel until its dissolution effective May 4, 2007. The investment was accounted for under the equity method of accounting. As of May 4, 2007, D&E had no investments in or advances to affiliated companies and will no longer recognize equity in net losses of affiliates in its statement of operations.

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated using a composite group remaining life method and straight-line composite rates for the regulated telephone property of the Wireline segment and the straight-line method of depreciation for other depreciable property. Use of the composite group remaining life method requires the periodic revision of estimated useful lives. Such revisions are based on fixed asset retirement activity, and often require related estimates and assumptions. The Company performs periodic studies to determine that the estimated useful lives of its fixed assets are appropriate for calculating depreciation expense. In July 2007, D&E revised the estimated useful lives of certain fixed assets to update its composite rates for certain regulated telephone property. A majority of the revisions were to increase the estimated lives of the assets. This change resulted in lower depreciation expense of approximately $1,906 ($1,239, or $0.09 per share, after tax) in the year ended December 31, 2007 and a further depreciation expense reduction in the year ended December 31, 2008 of approximately $1,906 ($1,239, or $0.09 per share, after tax) compared to the same periods of prior years. The estimated useful lives on the majority of property, plant and equipment are 5 to 60 years for buildings, 4 to 18 years for digital switching equipment, 6 to 62 years for outside plant facilities and 3 to 33 years for other equipment.

Depreciation expense as a percentage of average depreciable plant in service amounted to 6.0% in 2008, 7.5% in 2007 and 8.9% in 2006. The costs of maintenance and repairs are charged to operating expense.

When depreciable regulated telephone property is retired, the original cost of the asset, net of salvage, is charged to accumulated depreciation. Any gains or losses on disposition are amortized over the useful lives of the remaining regulated telephone property rather than recognizing such gain or loss in the period of retirement. When other depreciable property is retired, the gain or loss is recognized in the statement of operations.

Capitalized Interest

The cost of funds used to finance construction projects is reflected as part of the construction costs and a reduction of interest expense. Interest costs capitalized on assets were $201 for 2008, $175 for 2007 and $411 for 2006.

Intangible Assets

Intangible assets represent the estimated value of franchises, acquired customer bases and FCC licenses at the dates of acquisitions. Franchise and FCC license intangible assets are determined to have indefinite lives. The customer bases are amortized over their estimated useful lives of 8 to 15 years.

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and finite-lived intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). Recoverability is assessed based on future cash flows expected to result from the use of the asset, or group of assets, and its eventual disposition. If the sum of the undiscounted cash flows is less than the carrying value of the asset, or group of assets, an impairment loss is recognized. Any impairment loss, if indicated, would be measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset, or group of assets. In the second quarter of 2006, the Company recorded a non-cash charge for a Systems Integration intangible asset of $2,375 ($1,390 net of tax) for customer relationships of which $1,892 and $483 are reported in continuing and discontinued operations, respectively. There were no impairments of long-lived assets recognized in 2007 and 2008.

Impairment of Goodwill and Indefinite-Lived Intangibles

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and indefinite-lived intangibles are no longer subject to amortization. Goodwill and indefinite-lived intangibles are subject to at least an annual assessment for impairment by comparing carrying value to fair value. There is a two-step process for assessing goodwill. The first step is to identify a potential impairment by comparing the fair value of reporting units to their carrying value. If the results of the first step of the impairment testing indicate a potential impairment, the second step is to measure the amount of any impairment loss. In evaluating impairment, D&E estimates the sum of the expected future cash flows derived from such goodwill and indefinite-lived intangibles. Such evaluations for impairment are significantly impacted by estimates of future revenues, costs and expenses, the market price of our stock and other factors. D&E continually evaluates whether events and circumstances have occurred that indicate the remaining balances of goodwill and indefinite-lived intangibles may not be recoverable.

The Company completed its annual impairment evaluation as of April 30, 2008 and an interim evaluation as of December 31, 2008. The key factors that must be estimated to determine the fair value of intangible assets include the estimated future cash flows, the estimated weighted average cost of capital, the estimated average long-term revenue growth rate and other assumptions. In evaluating impairment, we consider the effects of competition, the regulatory environment, our market capitalization and current economic factors in our estimates of the expected future cash flows derived from such intangibles. The impairment evaluations completed during 2008 did not indicate any impairment of goodwill. However, a decline in the estimated future regulated cash flows of certain RLECs in the Wireline segment indicated that the estimated fair value of the franchise intangible assets was less than their carrying amount. The reduction in the estimated future regulated cash flows is the result of management’s most recent estimates of reductions in access lines, and the corresponding reductions in minutes of use, long distance revenues and network access revenues that are associated with access lines. In 2008, the Company recognized non-cash intangible asset impairment charges of $45,800 ($26,796 after tax) to reduce the carrying amount of the franchise intangible assets to their estimated fair value.

In the fourth quarter of 2007, the Company recognized a non-cash goodwill impairment charge of $5,158, which was the entire balance of goodwill of the Systems Integration segment, as a result of a change in strategic direction in the Systems Integration segment to focus on serving only core customers. An estimate of future cash flows based on the segment’s business plan indicated that there was an impairment of goodwill in the segment. In April 2007 and 2006, the Company completed its annual impairment reviews and determined that no impairment charge was required.

Advertising

D&E expenses advertising costs as incurred. Advertising expense was $1,356 for 2008, $1,599 for 2007 and $1,579 for 2006.

Income Taxes

D&E files a consolidated federal income tax return. D&E has two categories of income taxes: current and deferred. Current taxes are those amounts D&E expects to pay when it files its tax returns. Since D&E must report some of its revenues and expenses differently for its financial statements than it does for income tax purposes, it records the tax effects of those differences as deferred tax assets and liabilities in its consolidated balance sheets. These deferred tax assets and liabilities are measured using the enacted tax rates that are currently in effect or expected to be in effect when those temporary differences reverse. A valuation allowance is established for any deferred tax asset for which management determines, based on the weight of available evidence, it is more likely than not that the deferred tax asset will not be realized.

Derivative Financial Instruments

D&E accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (“SFAS 133”). The Company’s derivative financial instruments consist of interest rate swap agreements that the Company utilizes to manage changes in interest rate payments on its variable rate debt obligations. These derivative financial instruments, which qualify as cash flow hedges, are reflected on the balance sheet at their fair value and changes in their fair value are reflected in Accumulated Other Comprehensive Income (Loss) and reclassified into interest expense as the underlying hedged variable rate interest payments are reflected in interest expense. The ineffective portion of the gain or loss on a derivative, if any, is recognized into earnings within other income or expense. No hedge ineffectiveness for existing derivative instruments has been recorded.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”) and its related implementation guidance.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income or loss and other gains and losses affecting shareholders’ equity that, under accounting principles generally accepted in the United States of America, are excluded from net income. Other gains and losses excluded from net income in D&E’s financial statements include unrealized gains or losses on derivative financial instruments and adjustments for changes in the funded status and prior service costs (credits) of the Company’s defined benefit plans.

3. Cash Flow Information

Cash paid for income taxes and interest expense for the years ended December 31 was as follows:

	2008	2007	2006

Interest expense, net of amounts capitalized of $201, $175 and $411	$11,746	$15,247	$15,458
Income taxes, net of income tax refund of $432 in 2007	9,419	8,018	11,330

Noncash investing and financing activities for the years ended December 31 were as follows:

	2008	2007	2006

Capital expenditures included in accounts payable at year end	$617	$2,792	$1,048
Dividends reinvested in common stock	328	350	335
Assumption of capital lease obligation for use of equipment	—	—	1,573
Sale of assets in exchange for a note receivable	—	—	2,400
Sale of assets in exchange for a 10% equity investment in buyer	—	—	350

4. Investments in and Advances to Affiliated Companies and Equity in Net Losses of Affiliates in Excess of Investments and Advances

D&E owned a one-third investment in EuroTel, a domestic corporate joint venture, until its dissolution effective May 4, 2007. EuroTel held a 100% investment in PenneCom, B.V. (PenneCom), an international telecommunications holding company, until its dissolution effective January 26, 2007. D&E accounted for its investment in EuroTel using the equity method of accounting. As of May 4, 2007, D&E had no investments in or advances to affiliated companies and will no longer recognize equity in net losses of affiliates in its statement of operations. D&E recognized a gain of $1,035 in 2006 as a result of a recovery of advances to our international operations that had been written off in a previous year.

Summarized financial information for EuroTel is presented as follows:

2007
Years ended December 31:
Equity in loss of affiliate	$—
Net loss	(10)
At December 31:
Current assets	$—
Noncurrent assets	—
Current liabilities	—
Members’ equity (deficit)	—

A summary of changes for the investments in and advances to EuroTel and affiliates follows:

2007
Investment in EuroTel:
Beginning balance (deficit)	$(10,423)
Equity in income (losses)	(3)
Dissolution	10,426

Ending balance (deficit)	—

Advances to EuroTel and affiliates:
Beginning balance	10,437
Dissolution	(10,437)

Ending balance	—

Investments in and advances to affiliates	$—

5. Other Investments

Note Receivable from Keystone Wireless LLC

On January 14, 2003, Keystone Wireless LLC (“Keystone”) purchased all of the assets of Conestoga Wireless Company, a subsidiary of D&E. The Company received a $10,000 note receivable from Keystone in connection with such sale of assets. The note receivable was fully reserved on the Company’s balance sheet because the note receivable was from a highly leveraged entity, and the business sold had not generated positive cash flow prior to its sale. Thus, the Company recognized income upon collection of the principal and interest from Keystone. In November 2007, Keystone paid the remaining balance of the note in full. The Company recognized other income of $5,500 and $2,875 in the years ending December 31, 2007 and 2006, respectively, from the collection of note principal.

Note Receivable from eCommunications Systems Corporation

On September 29, 2006, eCommunications Systems Corporation (“eComm”) purchased assets from D&E as discussed in Note 6. The Company received a promissory note for $2,500, with a fair value of $2,400, from eComm in connection with the sale of assets. The promissory note is collateralized by a second priority security interest in the assets of eComm and the joint and several personal guarantees of the other individual shareholders of eComm. The original terms of the note receivable required interest only payments through December 31, 2006 and monthly principal payments of $76 plus interest beginning February 1, 2007 and continuing through October 2009. The note bore interest at the U.S. prime rate plus 1.75%, with a minimum interest rate of 7.5%.

The Company did not receive the scheduled principal and interest payments from eComm on the note receivable beginning July 1, 2007. At December 31, 2007, the principal balance of the note was $2,121, the unamortized fair value discount was $72 and principal payments of $455 were past due. Based on the results of management’s assessment of the initial negotiations for a restructure of the note terms, the Company recorded a reserve of $125 on the note and interest receivable in the fourth quarter of 2007. The Company finalized an agreement on May 9, 2008 to restructure the terms of the note receivable, which was received as partial consideration for the sale of assets in September 2006. As a result, the Company recognized an additional reserve of $200 on the note receivable in the first quarter of 2008. Additionally, effective January 1, 2008, interest income on the note will only be recognized after the note principal balance is fully repaid. The Company has received the scheduled payments due on this note from the date of the restructured agreement through December 2008. However, the Company has not received the scheduled payments due on the note in January and February 2009. As a result, the Company had discussions with eComm’s senior management and reviewed eComm’s unaudited financial statements for the year ended December 31, 2008 and its projected financial statements for fiscal year 2009. Based on this review, the Company updated its reserve calculations on the note receivable and concluded that the carrying value of the note was further impaired and recorded an additional non-cash impairment charge of $700 in the fourth quarter of 2008. The Company will continue to evaluate whether events and circumstances have occurred that indicate that the note receivable may not be recoverable.

Monthly payments, including principal and interest at fixed rate of 7%, are due according to the terms of the May 2008 agreement as follows:

Year	Annual Amount

2009	$300
2010	360
2011	420
2012	480
2013	480
2014	740

The amount due in 2014 includes accrued and unpaid interest of $122 for the period from June 1, 2007 to December 31, 2007.

The carrying value of the note and unpaid interest receivable from eComm is reported net of fair value discounts and reserves in the consolidated balance sheets as follows at December 31:

	2008	2007
Accounts and notes receivable	$—	$317
Other long-term assets	1,027	1,752

	$1,027	$2,069

6. Discontinued Operations

On September 29, 2006, D&E completed the sale of assets of the commercial time division multiplexing (“TDM”) voice equipment and service operations of its Systems Integration segment (“Voice Systems Business”) to eCommunications Systems Corporation (“eComm”) under an Asset Purchase Agreement, dated September 13, 2006. The Voice Systems Business generally consisted of D&E’s TDM voice telephone equipment business, but did not include the professional data and information technology services, security, design and network monitoring operations of D&E’s Systems Integration segment.

The fair value of the sale consideration was $3,000, consisting of cash of $250 paid at the closing date, a promissory note for $2,500, with a fair value of $2,400 (See Note 5), issued by eComm, and a 10% equity interest in eComm, valued at $350, with a related put right. The 10% equity ownership interest in eComm is accounted for under the cost method in accordance with Accounting Principles Board Opinion No 18, “The Equity Method of Accounting for Investments in Common Stock.”

The results of operations of the Voice Systems Business are reported as discontinued operations in accordance with SFAS 144. Summarized income statement information for the discontinued operations of the Voice Systems Business are as follows:

2006

Revenue	$6,998

Depreciation and amortization	397
Intangible asset impairment	483
Other operating expenses	6,859

Total operating expenses	7,739

Operating loss	(741)
Income tax (benefit)	(253)

Loss from discontinued operations, net of taxes	$(488)

The loss on the sale is calculated as follows:

Fair value of sale consideration	$3,000
Net assets sold	(3,730)
Sale costs	(126)

Loss on sale before income taxes	(856)
Income taxes	164

Loss on sale of Voice Systems Business, net of income taxes	$(1,020)

The effective tax rate of (19.2)% on the loss on sale of the Voice Systems Business was primarily due to a permanent tax difference of $1,265 from the goodwill included in the net assets sold.

7. Property, Plant and Equipment

Property, plant and equipment is summarized as follows at December 31:

	2008	2007

Land and buildings	$55,758	$54,827
Digital switching equipment	141,731	134,830
Outside plant facilities	148,001	142,082
Other equipment	71,719	64,920
Plant under construction	5,235	6,648

Total property, plant and equipment	422,444	403,307
Less accumulated depreciation	(258,642)	(237,243)

Property, plant and equipment, net	$163,802	$166,064

8. Goodwill and Intangible Assets

Goodwill and intangible assets are primarily the result of D&E’s May 24, 2002 acquisition of Conestoga Enterprises, Inc. (“CEI”), a neighboring rural local telephone company providing integrated communications services in markets throughout the eastern half of Pennsylvania including two rural local exchange carriers, Conestoga Telephone and Telegraph Company and Buffalo Valley Telephone Company (“CEI RLECs”). The CEI RLECs are operating units included in the Wireline segment and provide communication services to customers in specific franchise areas.

The changes to goodwill in 2008 and 2007 are reflected in the following table:

	Wireline	Systems Integration	Total

Balance, January 1, 2007	$138,509	$5,158	$143,667
Impairment charge	—	(5,158)	(5,158)
Recognition of uncertain tax benefit (see Note 12)	(840)	—	(840)
Change in valuation allowance on deferred tax assets	(46)	—	(46)

Balance, December 31, 2007	137,623	—	137,623
Reversal of uncertain tax benefit (see Note 12)	840	—	840
Change in valuation allowance on deferred tax assets	(22)	—	(22)

Balance, December 31, 2008	$138,441	$—	$138,441

The valuation allowance on deferred tax assets was recognized in connection with the Conestoga acquisition. The impairment charge was a result of a change in strategic direction to focus on serving only core customers and an estimate of future cash flows based on the segment’s business plan indicated that there was an impairment of goodwill in the Systems Integration segment.

In 2008, the franchise intangible assets (“franchises”) decreased $45,800 due to non-cash impairment charges (see “2008 Annual Impairment Evaluation” and “2008 Interim Impairment Evaluation” below for more details). The franchises represent the value attributed to the rights of the CEI RLECs to operate as telecommunications carriers in their franchise areas as certified by the PA PUC and the economic advantage of having an established network infrastructure to provide wireline telecommunications services in the specific franchise area. Franchise value largely reflects the (i) reasonable expectation that as a current customer leaves, a new customer at the same address will likely take its place and (ii) as potential customers inhabit new construction within the RLEC’s franchise territory, there is a reasonable expectation that they will become customers of the RLEC. At the acquisition date, the Company recognized the franchises at their estimated fair value and, based on the aforementioned regulatory, competitive, and economic factors, determined that the franchise intangible assets had indefinite lives in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The franchise assets are evaluated each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

The FCC licenses are deemed to have an indefinite life as there is an observable market and perfunctory renewal provisions. In 2008, the Company acquired an additional FCC license for $70.

A customer relationship intangible asset with a carrying amount of $2,600 and accumulated amortization of $2,600 was retired in 2007 due to the termination of the contract with the customer. The Company acquired a customer relationship intangible asset in 2007 in the amount of $606. In 2006, management revised its forecast to lower the expected value of its customer relationships in the Systems Integration segment. Based on the results of management’s assessment, the Company recorded a non-cash intangible asset impairment charge of $2,375 for the customer relationships of the Systems Integration segment in the second quarter of 2006, of which $1,892 and $483 was reported in continuing and discontinued operations, respectively.

SFAS No. 142 requires that goodwill and intangible assets with indefinite lives be subject to at least an annual assessment for impairment, and between annual tests in certain circumstances, by comparing carrying value to fair value. In evaluating impairment, we estimate the sum of the expected future cash flows derived from such goodwill and intangible assets. The Company considers the effects of competition, the regulatory environment and current economic factors in its estimates of the expected future cash flows derived from such intangibles. Such evaluations for impairment are significantly impacted by estimates of future cash flows, the market price of our stock and other factors. Significant judgment is required to determine the fair value, the estimated future cash flows, the estimated weighted average cost of capital, the estimated average long-term revenue growth rate, the appropriate control premium and other assumptions. Changes in these estimates and assumptions could have a significant impact on the fair value of the goodwill and intangible assets. If forecasts and assumptions used in the fair value assessment change in the future, significant impairment charges could result.

2008 Annual Impairment Evaluation

The Company completed its annual impairment evaluation as of April 30, 2008. The annual impairment evaluation did not indicate an impairment of goodwill. However, a decline in the estimated future regulated cash flows of the CEI RLECs in the Wireline segment indicated that the estimated fair value of the franchise intangible assets was less than their carrying amount. The reduction in the estimated future regulated cash flows was the result of management’s estimates of reductions in access lines, and corresponding reductions in minutes of use, long distance revenues and network access revenues that are associated with access lines. The Company therefore recognized a non-cash intangible asset impairment charge of $26,200 ($15,329 after tax) in the second quarter of 2008 to reduce the carrying amount of the franchise intangible assets to their estimated fair value.

2008 Interim Impairment Evaluation

The Company performed an interim impairment evaluation as of December 31, 2008 as a result of the recent decline in the economic environment, a decline in our stock price and market capitalization, and recent updates to our estimates of future regulated cash flows. In the fourth quarter of 2008, management lowered its estimated future regulated cash flows in the Wireline segment based on its most recent estimate of future network access revenue, local service revenue and access lines. The interim impairment evaluation did not indicate any impairment of goodwill. However, a decline in the estimated future regulated cash flows of the CEI RLECs in the Wireline segment from the estimates used in our 2008 annual impairment evaluation indicated that the estimated fair value of the franchise intangible assets was less than their carrying amount. The reduction in the estimated future regulated cash flows is the result of management’s most recent estimates of reductions in access lines, and corresponding reductions in minutes of use, long distance revenues and network access revenues that are associated with access lines. The Company therefore recognized a non-cash intangible asset impairment charge of $19,600 ($11,468 after tax) in the fourth quarter of 2008 to reduce the carrying amount of the franchise intangible assets to their estimated fair value.

The critical assumptions as of December 31, 2008 that were used in estimating fair value of our franchise intangible assets for our 2008 interim impairment evaluation are as follows:

Assumption
Estimated average long-term franchise revenue growth rate (1)	(2.00)%
Franchise intangible discount rate (2)	9.75%

(1)	Represents the estimated average long-term franchise revenue growth rate beyond 2013.
(2)	The discount rate is based on the Company’s overall weighted average cost of capital. Factors inherent in determining this rate include the expected interest costs on debt, debt market conditions, the relative amounts of debt and equity capital, the risk-free rate of return, the incremental return that a market participant would expect to earn on equity capital and the level of risk inherent in franchise assets of this nature.

Intangible assets and related accumulated amortization recorded on the Company’s balance sheets are as follows:

	2008	2007
Indefinite-lived intangibles:
Franchises	$59,000	$104,800
FCC licenses	898	828
Finite-lived intangibles:
Customer relationships:
Gross carrying amount	72,006	72,006
Accumulated amortization and impairment charge	(34,560)	(29,258)

Net intangible assets	$97,344	$148,376

Aggregate amortization expense related to the finite-lived intangible assets for the years ended December 31, 2008, 2007 and 2006 was $5,302, $5,302 and $5,385, respectively.

Estimated amortization expense for the succeeding five years is as follows:

Year	Amount

2009	$5,302
2010	5,302
2011	5,302
2012	4,486
2013	3,902

9. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are summarized as follows at December 31:

	2008	2007

Trade payables	$5,535	$8,385
Accrued compensation	3,068	3,457
Other	2,087	5,346

Total accounts payable and accrued liabilities	$10,690	$17,188

10. Long-Term Debt

Long-term debt at December 31 consisted of the following:

	December 31, 2008 Average Interest Rate	Maturity	2008	2007

Senior Secured Term Loan A	5.21%	2011	$27,604	$29,737
Senior Secured Term Loan B	5.96%	2011	136,146	138,263
Secured Term Loans	9.00%	2014	21,000	24,500
Capital lease obligation		2021	1,380	1,450

			186,130	193,950
Less current maturities			7,076	7,071

Total long-term debt			$179,054	$186,879

The Senior Secured Term Loan A (“Term Loan A”) is a term note maturing June 30, 2011. Term Loan A bears interest at either, at our option, the U.S. prime rate plus 0.50% to 1.00% depending on the Company’s leverage ratio or a one, two, three or six-month LIBOR rate plus 1.50% to 2.00%, depending on the Company’s leverage ratio. Effective May 15, 2008, Term Loan A interest is payable at the U.S. prime rate plus 0.50% or a LIBOR rate plus 1.50%. The weighted average annual interest rate for 2008 was 5.11%. Term Loan A requires quarterly principal payments of $500 through the first quarter of 2011 and one final principal payment in the second quarter of 2011.

The Senior Secured Term Loan B (“Term Loan B”) is a term note maturing December 31, 2011. Term Loan B bears interest at either, at our option, the U.S. prime rate plus 0.75%, or a one, two, three or six-month LIBOR rate plus 1.75%, regardless of the Company’s leverage ratio. The weighted average annual interest rate for 2008 was 6.16%. Term Loan B requires quarterly principal payments of $375 through the fourth quarter of 2010, three quarterly principal payments of $34,875 in 2011 and a final principal payment on December 31, 2011.

The Secured Term Loans bear interest at a fixed rate of 9.0% and require quarterly principal payments of $875 through the fourth quarter of 2014.

The Company also has a $25,000 senior secured revolving credit facility (“Revolving Loan”) maturing June 30, 2011. The Revolving Loan requires interest only payments at either, at our option, the U.S. prime rate plus 0.50% to 1.00% depending on the Company’s leverage ratio, or a one, two, three or six-month LIBOR rate plus 1.50% to 2.00% depending on the Company’s leverage ratio. The Revolving Loan also requires a quarterly commitment fee of 0.25% on the unused portion. There were no borrowings on the Revolving Loan in 2008 or 2007.

During 2008, the Company made voluntary principal payments totaling $750, of which $133 and $617 were applied to Term Loan A and Term Loan B, respectively, according to the terms of the credit facility. During 2007, the Company made voluntary principal payments totaling $6,000, of which $2,243 was applied to Term Loan A and $3,757 was applied to Term Loan B according to the terms of the credit facility.

In September 2006, interest rate swap agreements were terminated, and the Company received a cash termination payment of $1,064, which is amortized as a reduction of interest expense and accumulated other comprehensive income (loss) over the remainder of the original respective terms of the interest rate swap agreements. These agreements were due to mature between November 2008 and December 2009.

D&E’s indebtedness requires the Company to maintain compliance with certain financial and operational covenants. The most restrictive covenant is the total leverage ratio. The non-cash intangible asset impairment incurred in 2008 and the increase in accumulated other comprehensive loss have contributed to increasing our total indebtedness to total capitalization ratio, as defined by the credit facility, from 50.6% at December 31, 2007 to 54.6% at December 31, 2008. The Company is required by the credit facility to maintain a total indebtedness to total capitalization ratio of less than 60%. The intangible asset impairment did not have a material effect on the results of the cash flow covenant calculations required by the Company’s credit facility. The covenants include a limit of $10,000 in annual dividend payments and stock repurchases. At December 31, 2008, D&E was in compliance with all covenants. The loans are collateralized by D&E’s personal property, land and buildings, and the capital stock and guarantees of its subsidiaries.

The fair market value of long-term debt, excluding capital lease obligations, at December 31, 2008 was $181,690.

Maturities of long-term debt, excluding capital lease obligations, for each year ending December 31, 2009 through 2013 are as follows:

Year	Amount

2009	$7,000
2010	7,000
2011	160,250
2012	3,500
2013	3,500
Thereafter	3,500

In January 2006, D&E entered into a long-term capital lease obligation for the use of outside plant equipment in the amount of $1,573. Future minimum capital lease payments are as follows:

Year	Amount

2009	$168
2010	168
2011	168
2012	168
2013	168
Thereafter	1,194

Total minimum lease commitment	2,034
Less interest	654

Present value of minimum lease commitment	1,380
Less current maturities	76

Long-term obligation	$1,304

11. Commitments and Contingencies

D&E leases buildings and other property under various operating lease agreements that expire between 2009 and 2027. Future minimum lease payments under operating leases are as follows:

Year	Amount

2009	$623
2010	380
2011	212
2012	122
2013	48
Thereafter	148

Total rent expense for the years ended December 31 was approximately $2,339 in 2008, $2,415 in 2007 and $3,034 in 2006.

D&E has long term liabilities recorded for compensation payments due to former employees. These agreements require future annual payments as listed below.

Year	Amount

2009	$57
2010	57
2011	57
2012	43
2013	21
Thereafter	21

D&E had obligations under a Build-to-Suit agreement (“BTS”) with Crown Castle International Corp. (“Crown”), which acquired Mountain Union Telecom LLC on July 1, 2006. The obligations related to the construction of 20 wireless tower sites for Conestoga’s wireless subsidiary, Conestoga Wireless Company (“CWC”). Under the BTS, D&E was obligated to work with Crown to find and develop 20 wireless tower sites and, in the event its obligations under the BTS were not timely fulfilled, D&E was obligated to pay a penalty to Crown for nonperformance. In January 2003, D&E sold the assets of Conestoga Wireless to Keystone Wireless, LLC (“Keystone”), a wireless communications company. In December 2006, D&E completed its obligations in connection with the BTS. The final cost of the obligation was $95. Keystone has fulfilled its obligation to D&E under the Asset Purchase Agreement.

D&E had a guarantee agreement (“Guarantee Agreement”) with subsidiaries of Crown for lease obligations on wireless tower sites until termination of the Guarantee Agreement in the first quarter of 2008. When D&E entered into the Asset Purchase Agreement with Keystone, under which Keystone was assigned the responsibility for the leases, Crown declined to release D&E from its guarantee. In the event of a default by Keystone, D&E continued to guarantee the wireless tower site lease payments, which covered a 10-year period beginning on the commencement date of the lease of each tower. As such, the guarantee was a continuing guarantee provided on an individual tower site basis. The lease payments started at $1.5 per site per month, with provision for an increase of 4% per year. The maximum potential amount of undiscounted future payments that D&E could have been required to make under the guarantee as of December 31, 2007 was $7,685. The majority of these tower site leases and the Company’s guarantee were scheduled to expire between 2011 and 2013. As of December 31, 2007, D&E had recorded a liability for the lease guarantees of $3,200. It has been the Company’s historic policy to recognize release from the risk of guarantees upon expiration or settlement of the guarantee.

In the first quarter of 2008, D&E entered into an agreement with Crown releasing the Company from its obligations under the Guarantee Agreement. In connection with the termination of the Guarantee Agreement, D&E and Crown agreed to additional renewal periods through June 2066 for a ground lease agreement under which D&E is the lessor. In the first quarter of 2008, the Company recognized non-operating income of $2,904 ($1,699 net of tax) based on the difference between the carrying value of the guarantee liability of $3,200 and the fair value of the additional renewal periods of $296. The fair value of the additional renewal periods was deferred and will be recognized over the original lease term and initial renewal periods that expire in June 2026.

12. Income Taxes

The provision for income taxes (benefit) consists of the following:

	2008	2007	2006
Current:
Federal	$1,371	$10,585	$7,937
State	60	164	34

	1,431	10,749	7,971

Deferred:
Federal	(7,493)	(3,062)	(3,725)
State	(3,268)	(438)	(870)

	(10,761)	(3,500)	(4,595)

Total income taxes (benefit)	(9,330)	7,249	3,376

Tax expense (benefit) from discontinued operations:
Current	—	—	636
Deferred	—	—	(725)

	—	—	(89)

Income taxes (benefit) from continuing operations	$(9,330)	$7,249	$3,465

The effective income tax rate on consolidated pre-tax earnings from continuing operations differs from the federal income tax statutory rate for the following reasons:

	2008	2007	2006

Federal statutory rate	35.0%	35.0%	35.0%

Increase (decrease) resulting from:
State income taxes, net of federal tax benefits	10.3	(1.0)	(4.5)

Goodwill impairment	—	7.8	—

Other, net	0.8	(1.4)	(1.1)

Effective income tax rate	46.1%	40.4%	29.4%

The significant components of the net deferred income tax liability were as follows at December 31:

	2008	2007
Deferred tax liabilities:
Depreciation	$23,153	$19,154
Intangible assets	39,103	60,225

	62,256	79,379
Deferred tax assets:
Employee benefits	10,844	6,486
Net operating loss carryforwards	20,678	18,854
Other, net	2,990	3,291

	34,512	28,631
Valuation allowance	(20,678)	(18,854)

Net deferred tax assets (liabilities)	$(48,422)	$(69,602)

The components of the net deferred tax balances are as follows:

	2008	2007
Deferred income tax asset – current	$1,649	$1,375
Deferred income tax liability – non-current	(50,071)	(70,977)

Net deferred income tax assets (liabilities)	$(48,422)	$(69,602)

The net deferred taxes reported in the consolidated balance sheet are as follows:

	2008	2007
Current assets – other	$1,649	$1,375
Other liabilities – deferred income taxes	(50,071)	(70,977)

Approximately $318,436 of state net operating loss carryforwards remained at December 31, 2008. These carryforwards are due to the operations of D&E’s subsidiaries and will expire in the years 2009 through 2028. The benefit of these carryforwards is dependent on the taxable income of these subsidiaries during the carryforward period.

The Company has established a combined valuation allowance of $20,678 due to the uncertainty regarding the ability to utilize state net operating loss carryforwards. The increase in the valuation allowance in 2008 was the result of additional state net operating losses generated in 2008 that are not expected to be utilized. The amount of the deferred tax asset valuation could change if estimates of future taxable income during the carryforward period are revised.

Accounting for Uncertainty in Income Taxes

In January 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). Upon adoption, the Company recognized a $932 tax benefit, consisting of an $840 decrease in goodwill (related to an item in an acquired entity’s tax return in a year prior to the Conestoga acquisition) and a $92 increase in retained earnings. The increase in retained earnings consisted of the recognition of an interest receivable of $142 less taxes of $50. In 2008, the Company decreased its recognized tax benefits related to uncertain tax positions and as a result, increased goodwill by $840 and income tax expense by $129, less taxes of $60. The recognized tax benefit pertained to a refund claim relating to an acquired entity’s 2001 amended tax return. As a result of discussions with third party advisors in the fourth quarter of 2008, the Company is no longer pursuing the refund claim.

The Company’s gross unrecognized tax benefits, excluding interest and penalties, are as follows:

	2008	2007
Unrecognized tax benefits at January 1	$2,520	$2,520
Additions based on tax positions of prior years	560	—
Reductions based on tax positions of prior years	(2,520)	—

Unrecognized tax benefits at December 31	$560	$2,520

The Company recognized $267 of accrued interest and penalties related to unrecognized tax benefits during 2008 as a component of income tax expense, for which $59 was paid by December 31, 2008. The Company recognized $30 of accrued interest and penalties related to unrecognized tax benefits during 2007 as a component of income tax expense, resulting in accrued interest income of $112 at December 31, 2007. The Company had $96 of interest expense accrued at December 31, 2008.

The Company may be subject to examination by the IRS for the 2005 through 2007 calendar years and may be subject to examination by state taxing authorities for calendar years 2003 through 2007.

13. Shareholders’ Equity

Employee Stock Purchase Plan

The Employee Stock Purchase Plan (“ESPP”) provides D&E’s eligible employees the opportunity to purchase shares of D&E’s common stock at a 5% discount from fair market value through payroll deductions. There are 157,097 shares of common stock reserved for issuance pursuant to the ESPP at December 31, 2008. The total number of shares purchased pursuant to the ESPP during 2008, 2007 and 2006 was 11,784, 8,131 and 12,561, respectively.

Dividend Reinvestment and Stock Purchase Plan

D&E offers a Dividend Reinvestment and Stock Purchase Plan (“DRP”) to D&E’s shareholders. The DRP provides all shareholders of D&E’s common stock the opportunity to purchase additional shares of common stock by: 1) reinvesting all cash dividends paid on their shares of common stock; 2) making optional cash purchases of common stock, up to a maximum amount per quarter, while continuing to receive cash dividends; or 3) both reinvesting all cash dividends and making such optional cash purchases. There are 238,794 shares of common stock reserved for issuance pursuant to the DRP at December 31, 2008. The total number of shares purchased through the DRP during 2008, 2007 and 2006 was 34,548, 22,291 and 31,479, respectively. Shares for the DRP are purchased by participants at fair market value, which is defined as the closing sale price as reported by the NASDAQ Global Select Market on the day of the purchase.

2001 Stock Compensation Plan and Policy for Non-Employee Directors

Certain non-employee directors receive common stock in payment for their services as a director of the Company. There are 66,852 shares of common stock reserved for issuance pursuant to the plan at December 31, 2008. The total number of shares issued under this plan during 2008, 2007 and 2006 was 9,472, 4,865 and 6,235, respectively. On May 29, 2008, the Company amended and restated the plan to (i) allow non-employee directors to elect to receive shares of the Company’s common stock with a value equal to all or any fraction of any fees received as directors (ii) provide for elections to be made in a manner that complies with Rule 10b5-1 under the Securities Exchange Act of 1934 and (iii) make certain other amendments. Previously, the plan only permitted non-employee directors elected to the board prior to January 2, 2001 to receive shares of the Company’s common stock with a value equal to one-half of the annual retainer paid to such director for his or her service as a director of the Company. Non-employee directors elected to the board subsequent to January 2, 2001 were required to receive one-half of the annual retainer in shares of D&E common stock.

Long-Term Incentive and Stock Option Plans

There are 2,181,804 shares of D&E’s common stock reserved for issuance at December 31, 2008 under the 1999 Long-Term Incentive Plan of D&E Communications, Inc., the 2008 Long-Term Incentive Plan of D&E Communications, Inc. and the Conestoga Enterprises, Inc. 1999 Stock Option Plan. Shares issued and granted pursuant to these plans are more fully described in Note 16.

Accumulated Other Comprehensive Income (Loss)

At December 31, 2008 and 2007, accumulated other comprehensive income (loss) consisted of the following items:

	2008	2007
Defined benefit retirement plans, net of tax	$(19,838)	$(6,365)
Unrealized loss on derivative financial instruments, net of tax	(2,070)	(851)

Total accumulated other comprehensive income (loss)	$(21,908)	$(7,216)

14. Financial Instruments

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a. Cash and cash equivalents — The carrying amount approximates fair value because of the short maturity of these instruments.

b. Debt — At December 31, 2008, the fair value of long-term debt was estimated based on the current incremental borrowing rates of similar debt trading in the secondary markets. At December 31, 2007, the fair value of fixed rate long-term debt was estimated based on the Company’s current incremental borrowing rate for debt of the similar remaining maturities. The fair value of floating rate debt approximated carrying value since the debt had been repriced no less frequently than every three months during 2007.

c. Interest rate swaps — The fair value has been calculated by the counterparties using appropriate valuation methodologies.

The estimated fair value of our financial instruments is as follows:

	December 31,
	2008		2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash & cash equivalents	$18,280	$18,280	$17,845	$17,845
Financial liabilities:
Fixed rate long-term debt:
Secured term loans	21,000	22,328	24,500	26,084
Capital lease obligation	1,380	1,367	1,450	1,421
Variable rate long-term debt:
Term Loan A	27,604	26,610	29,737	29,737
Term Loan B	136,146	132,752	138,263	138,263
Interest rate swaps	3,661	3,661	1,844	1,844

Fair Value Measurements

The fair value of our financial instruments measured on a recurring basis was determined using the following inputs at December 31, 2008:

	Fair Value Measurements at December 31, 2008 Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swaps	$3,661	$—	$3,661	$—

Derivative Financial Instruments

The Company utilizes interest rate swap derivatives to manage changes in market conditions related to interest rate payments on its variable rate debt obligations. These swap agreements provide for the exchange of variable rate payments for fixed rate payments without the exchange of the underlying notional amounts by agreeing to pay an amount equal to a specified fixed rate of interest times the notional principal amount and to receive in turn an amount equal to a specified variable rate of interest times the same notional amount.

At December 31, 2008 and 2007, the Company had interest rate swap agreements with a total notional amount of $132,000 and $75,000, respectively, with maturity dates ranging from September 2009 to October 2010. The Company recognizes all derivatives on the balance sheet at fair value. The Company measures the fair value of its interest rate swap derivatives on a recurring basis using Level 2 (significant other observable) inputs as defined by SFAS 157. Changes in the fair value for the effective portion of the gain or loss on a derivative that is designated as, and meets all the required criteria for, a cash flow hedge are recorded in Accumulated Other Comprehensive Income (Loss) and reclassified into earnings as the underlying hedged items affect earnings. Amounts reclassified into earnings related to interest rate swap agreements are included in interest expense. The ineffective portion of the gain or loss on a derivative is recognized in earnings within other income or expense. As of December 31, 2008 and 2007, the fair value of the derivatives was recorded as a liability of $3,661 and $1,844, respectively. Unrealized net losses of $3,661 ($2,142 net of tax) and $1,844 ($1,078 net of tax) at December 31, 2008 and 2007, respectively, related to the interest rate swaps were included in Accumulated Other Comprehensive Income (Loss). No hedge ineffectiveness has been recorded for existing derivative instruments based on calculations in accordance with SFAS 133, as amended.

In September 2006, interest rate swap agreements with a notional amount of $75,000 were terminated. D&E received cash termination payments of $1,064, which will be amortized as a reduction of interest expense and accumulated other comprehensive income (loss) over the remainder of the original respective terms of the interest rate swap agreements. These agreements were due to mature between November 2008 and December 2009. During the years ending December 31, 2008, 2007 and 2006, the Company amortized $265 ($155 net of tax), $494 ($289 net of tax) and $182 ($106 net of tax), respectively, of the termination payments as a reduction of interest expense. At December 31, 2008 and 2007, Accumulated Other Comprehensive Income (Loss) included unrealized net gains on the terminated agreements of $124 ($72 net of tax) and $388 ($227 net of tax), respectively.

Concentrations of Credit Risk

Financial instruments that subject D&E to concentrations of credit risk consist primarily of trade receivables and interest rate swap agreements. Concentrations of credit risk with respect to trade receivables are primarily limited due to the large number of residential and business customers in D&E’s customer base. While D&E may be exposed to credit losses due to the nonperformance of the counterparty to the Company’s interest rate swap agreements, the Company considers the risk remote.

15. Earnings per Common Share

Basic earnings per common share is calculated by dividing net income or loss attributable to common shareholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. The computation of diluted earnings per share is similar to basic earnings per share except the denominator is increased to include the number of additional common shares that would have been outstanding for dilutive potential common shares. D&E has potential common shares as a result of outstanding stock option grants to purchase our common stock and contingently issuable shares of common stock. However, including potential common shares in the denominator of a diluted per-share computation for continuing operations always will result in an antidilutive per-share amount when D&E has a loss from continuing operations.

	For the years ended December 31,
	2008	2007	2006
Income (loss) from continuing operations attributable to common shareholders	$(10,954)	$10,639	$8,250
Loss from discontinued operations	—	—	(1,508)

Net income (loss) attributable to common shareholders	$(10,954)	$10,639	$6,742

Basic earnings per share:
Weighted average shares outstanding (thousands)	14,471	14,399	14,346

Income (loss) from continuing operations attributable to common shareholders	$(0.76)	$0.74	$0.58
Loss from discontinued operations	—	—	(0.11)

Net income (loss) per common share	$(0.76)	$0.74	$0.47

Diluted earnings per share:
Weighted average shares outstanding (thousands)	14,471	14,399	14,346
Incremental shares from assumed stock option exercises and contingently issuable shares (thousands)	—	72	71

Adjusted weighted average shares outstanding (thousands)	14,471	14,471	14,417

Income (loss) from continuing operations attributable to common shareholders	$(0.76)	$0.74	$0.57
Loss from discontinued operations	—	—	(0.10)

Net income (loss) per common share	$(0.76)	$0.74	$0.47

Options to purchase 205,736 and 55,104 shares as of December 31, 2008 and 2006, respectively, were not included in the computation of earnings per share assuming dilution because the exercise price of the option to purchase shares exceeded the average closing price of the Company’s common stock for the year and the effect on earnings per share would have been antidilutive. Additional options to purchase 129,291 shares as of December 31, 2008 were not included in the computation of earnings per share assuming dilution because D&E had a loss from continuing operations and, as such, diluted earnings per share in 2008 were equivalent to basic earnings per share. As of December 31, 2007, there were no options excluded from the computation of earnings per share assuming dilution because the exercise price of all outstanding options was below the average closing price of the Company’s common stock for the year.

16. Stock Compensation

The Company accounts for its stock compensation awards in accordance with SFAS 123R and its related implementation guidance. The Company recorded total stock-based compensation expense of $410, $355 and $367 in general and administrative services expense for the years ended December 31, 2008, 2007 and 2006, respectively. The related tax benefits for the years ended December 31, 2008, 2007 and 2006 were $170, $147 and $152, respectively.

The Company has D&E common stock reserved for issuance under the 1999 Long-Term Incentive Plan of D&E Communications, Inc., the 2008 Long-Term Incentive Plan of D&E Communications, Inc., the Conestoga Enterprises, Inc. 1999 Stock Option Plan and the 2001 Stock Compensation Plan and Policy for Non-Employee Directors. The per-share exercise price of a stock option may not be less than the fair market value of the underlying common stock on the date the option is granted. The fair value of share awards is based on the market price of the Company’s common stock on the grant date. There were a combined total of 2,248,656 shares of common stock reserved for issuance under the plans at December 31, 2008.

Stock Options

In the year ended December 31, 2008, the Company granted 67,675 stock options which will expire in 2018. In the year ended December 31, 2007, the Company granted 62,900 stock options which will expire in 2017. These options vest over a three-year period, with one-third vesting at each anniversary date in the three-year period. There were no stock options granted in 2006.

A summary of the stock option activity and related information for the years ended December 31 follows:

	2008		2007		2006
	Options	Average Weighted Exercise Price	Options	Average Weighted Exercise Price	Options	Average Weighted Exercise Price

Outstanding options at beginning of year	270,352	$10.60	221,405	$10.06	221,405	$10.06
Granted	67,675	11.48	62,900	12.51	—
Exercised	(500)	8.24	(7,953)	9.00	—
Cancelled	(2,500)	12.51	(6,000)	12.51	—

Outstanding options at end of year	335,027	$10.77	270,352	$10.60	221,405	$10.06

The fair value of option grants was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for the years ended December 31:

	2008	2007

Fair value of option	$3.48	$4.28
Dividend yield	4.41%	3.86%
Expected life	6 years	6 years
Expected volatility	45.0%	45.0%
Risk-free interest rate	3.03%	4.61%

The following table presents summarized information about stock options outstanding at December 31, 2008:

Range of Exercise Prices	Options Outstanding At December 31, 2008	Weighted Average Exercise Price	Weighted Average Contractual Remaining Life	Options Exercisable at December 31, 2008	Weighted Average Exercise Price

$8.24-$10.53	157,848	$8.67	1.8 years	157,848	$8.67
$11.48-$14.50	177,179	$12.64	6.9 years	73,237	$13.77

There was no intrinsic value for stock options outstanding or exercisable as of December 31, 2008. The total intrinsic value of stock options exercised in 2008 and the tax benefits realized were less than $1. The total intrinsic value of stock options exercised in 2007 was $41. The fair value of stock options vesting in 2008 and 2007 was $78 and $11, respectively. There were no stock options vesting in 2006. The amount of cash received from the exercise of stock options in 2008 and 2007 was $4 and $72, respectively. The tax benefits realized from stock options exercised during 2007 was $14.

Compensation expense related to stock options in the year ended December 31, 2008 and 2007 was $141 and $88, respectively, and the related tax benefits were $58 and $37, respectively. There was no compensation expense related to stock option grants in the year ended December 31, 2006. As of December 31, 2008, there was $235 of total unrecognized compensation expense related to stock options which is expected to be recognized over the two-year period ended December 31, 2010.

Performance Restricted Shares

In the years ended December 31, 2008, 2007 and 2006, common shares in the amount of 31,195, 20,000 and 39,200, respectively, were granted under the 1999 Long-Term Incentive Plan as performance restricted shares with performance conditions. The service period for the grants is three years. D&E accrues compensation cost related to these performance restricted shares on a straight-line basis over the requisite service period based upon the probability that the conditions to receive these shares will be met.

Under the 1999 Long-Term Incentive Plan, a performance restricted share of common stock entitles a participant to receive a target number of shares of common stock after a minimum vesting period based upon the Company’s attainment of a predetermined goal during a specified performance period. If the minimum goal or service period is not met, no performance restricted shares will be earned by the participant. If the performance goal and service period are fully achieved, 100% of the performance restricted shares will be earned by the participant. During the performance period, each performance restricted share is considered equal to one share of common stock for dividend (but not voting) purposes, and the participant is entitled to dividend equivalents, which are reinvested in additional performance restricted shares. At the end of the vesting period, any performance restricted shares that have been earned will be converted to shares of common stock through the issuance of shares.

The shareholders of the Company approved the 2008 Long-Term Incentive Plan of D&E Communications, Inc. in April 2008. No awards have been granted under this plan as of December 31, 2008. Awards made under predecessor plans will continue to be outstanding in accordance with their terms, but no new awards shall be made under the predecessor long-term incentive plans.

Under the 2008 Long-Term Incentive Plan of D&E Communications, Inc., a performance restricted share of common stock entitles a participant to receive a target number of shares of common stock after a minimum vesting period based upon the Company’s meeting or exceeding certain predetermined performance goals over a specified performance period. If the minimum goal or service period is not met, no performance restricted shares will be earned by the participant. If the performance goal and service period are fully achieved, 100% of the performance restricted shares will be earned by the participant. During the performance period, each performance restricted share will be considered equal to one share of common stock for dividend and voting purposes and the participant shall be entitled to reinvested dividend equivalents.

Performance restricted shares granted under the 2008 Long-Term Incentive Plan of D&E Communications, Inc. are evidenced either by a common stock certificate issued in the name of the participant, which bear appropriate restrictive legends relating to the applicable performance restrictions and the performance period, or by book entry on the stock transfer records of the Company showing the issuance of said shares in the name of the participant and the performance and restrictions and performance period that apply. Certificates, if issued, are held in custody by the Company until the performance restricted shares are both earned and vested. Performance restricted shares that are earned during a specified performance period will continue to be restricted property, subject to the participant’s continued employment with the Company through the last day of such performance period, at which time the performance restricted shares that were earned will vest and become the unrestricted property of the participant.

The performance conditions related to the 2006 and 2007 performance restricted share awards were met as of December 31, 2007. The performance conditions related to the 2008 performance restricted share awards were not met as of December 31, 2008.

The fair value of performance restricted shares is determined based on the market value of the Company’s shares on the grant date. A summary of the performance restricted share award activity and related information for the years ended December 31, 2008, 2007 and 2006 is summarized as follows:

	2008		2007		2006
	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value	Shares	Weighted- Average Grant- Date Fair Value
Non-vested at beginning of year	51,667	$9.98	82,400	$8.87	43,400	$8.89
Granted	31,195	11.48	20,000	12.77	39,200	8.85
Vested	(31,500)	8.94	(39,689)	9.06	—
Forfeited	(2,500)	3.20	(11,044)	10.08	(200)	9.32

Non-vested at end of year	48,862	$11.95	51,667	$9.98	82,400	$8.87

As of December 31, 2008, there was $315 of total unrecognized compensation expense related to performance restricted shares. The unrecognized compensation expense is expected to be recognized over the period ended December 31, 2010. The total fair value of non-vested shares granted that was recognized as compensation expense during the years ended December 31, 2008, 2007 and 2006 was $270, $264 and $284, respectively. The related tax benefits for the years ended December 31, 2008, 2007 and 2006 were $112, $109 and $118, respectively.

Performance restricted shares of 31,500 plus dividend equivalents vested on December 31, 2008 and were converted to shares of common stock in January 2009. In 2007, the market condition performance goals for 7,500 performance restricted shares plus dividend equivalents were met and were converted to shares of common stock in July 2007. Performance restricted shares of 29,745 plus dividend equivalents vested on December 31, 2007 and were converted to shares of common stock in January 2008. The remaining 2,444 performance restricted shares that vested in 2007 plus dividend equivalents were converted to shares of common stock in January 2009 upon completion of the performance period. The total intrinsic value of the performance restricted shares converted to common stock in 2008 and 2007 was $122 and $66, respectively.

Fully Vested Shares

During the years ended December 31, 2008, 2007 and 2006, there were 255, 219 and 7,100 fully vested shares of common stock, respectively, issued to the employees and a non-employee director of the Company. The total fair value of fully vested shares issued during the years ended December 31, 2008, 2007 and 2006 was $3, $3 and $83, respectively, and the related tax benefits were $1, $1 and $35, respectively.

2001 Stock Compensation Plan and Policy for Non-Employee Directors

The fair value of fully-vested shares of common stock issued to non-employee directors recognized as expense in 2008, 2007 and 2006 was $87, $70 and $62, respectively. The related tax benefits for 2008, 2007 and 2006 were $36, $29 and $26, respectively.

17. Employee Benefit Plans

Employees’ Retirement Plan and Postretirement Health Care Benefits

D&E’s pension plans are noncontributory defined benefit plans computed on an actuarial basis covering all eligible employees. The plan provides benefits based on specific retirement factors, years of service and the employee’s final average pensionable compensation at retirement. Accrued benefits are vested after five years of participation in the plan. The Company sponsors two pension plans: the D&E Communications, Inc. Employees’ Retirement Plan (“Non-Union Retirement Plan”) and the Conestoga Telephone & Telegraph Company Pension Plan for Members of Local 1671.

On January 29, 2009, the Company approved an amendment to the Non-Union Retirement Plan which will discontinue future benefit accruals to all active participants effective January 1, 2010. Following this amendment to the Non-Union Retirement Plan, all active participants will continue to have an accrued benefit reflective of their service credit and eligible wages through December 31, 2009. As a result of this amendment, the Company expects to recognize a curtailment gain of approximately $1,000 in the first quarter of 2009.

During the second quarter of 2007, the Company amended the Non-Union Retirement Plan to exclude from membership any non-union employees hired on or after July 1, 2007. This change had no effect on pension expense for the 2007 and 2008 fiscal years, as the plan requires one year of service before new employees become eligible to participate. Beginning in 2009, the Company expects to realize a modest reduction in pension expense as a result of the plan being closed to non-union employees hired on or after July 1, 2007, assuming other factors used to determine pension expense remain constant in future years.

At the same time and in connection with the amendment to close the Non-Union Retirement Plan to non-union employees hired on or after July 1, 2007, the Company amended the D&E Communications, Inc. Employees’ 401(k) Savings Plan. Under this amendment, non-union employees hired on or after July 1, 2007 have the opportunity to receive, based on the amount of contributions that they make to the plan, Company matching contributions in an amount that is up to two percent greater than the Company matching contributions that non-union employees who were hired before July 1, 2007 have the opportunity to receive.

On August 3, 2006, the Company approved a reduction in the future benefit accruals for certain employees under the Non-Union Retirement Plan. Following a comprehensive evaluation of the plan, the Company decided to maintain a single formula for service after October 1, 2006. Under this formula, all eligible participants of the Non-Union Retirement Plan will receive 1.1% of their final average compensation for each year of service rendered beginning on October 1, 2006. In addition, as of April 1, 2007, there was a change to the definition of pensionable compensation under the Non-Union Retirement Plan to include only base pay and a limited amount of commissions for a select group of participants so that their pensionable compensation is comparable to their peers. As a result of these changes, the expense for 2006 was reduced by approximately $200.

On September 29, 2006, the Company sold its Voice Systems Business. As a result of this sale and a related workforce reduction of 53 employees, the Non-Union Retirement Plan experienced a curtailment in accordance with SFAS No. 88, “Employer’s Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” Based on a discount rate of 6% and the September 30, 2006 asset values, the Company recorded two adjustments as of September 30, 2006. These adjustments were a curtailment credit in the amount of $116, which reduced the Company’s pension liability, and a reduction to the Company’s Accumulated Other Comprehensive Income (Loss) in the amount of $1,802. As a result of the sale and based on the September 30, 2006 assets and discount rate, the expense for the remainder of 2006 was reduced by $157.

D&E also provides certain basic health care benefits to eligible individuals who retired under the Non-Union Retirement Plan between the period of December 31, 1972 and July 1, 1992. Effective July 1, 1992, retiree health care benefits were discontinued for active employees participating in the Non-Union Retirement Plan. Through December 31, 2005, these benefits were provided by the Employee Benefit Plan Trust, a self-insured plan, and by individual policies from an insurance company. Beginning January 1, 2006, all applicable benefits are provided by individual policies from an insurance company.

D&E also provides an opportunity for grandfathered retiring members of the former Buffalo Valley Pension Plan and the Conestoga Telephone & Telegraph Company Pension Plan for Members of Local 1671 to purchase health care benefits under the Company’s fully-insured plan by paying 100% of the applicable premiums if they elect to continue their coverage at retirement. In addition, D&E provides an opportunity for grandfathered retiring members of the former Conestoga Telephone & Telegraph Company Pension Plan to purchase health care benefits under the Company’s fully-insured plan. The Company pays 50% of the premium for members of this former Plan who elect to continue coverage at retirement.

The applicable annual accruals, representing the estimated cost of providing the above health care benefits to current and future retirees and long-term care expense reimbursements to two retired senior executives, are determined on an actuarial basis. The accrued postretirement benefit liability of $2,023 is included in other current and long-term liabilities in the accompanying consolidated balance sheets.

During the third quarter of 2007, management concluded that an actuarial valuation miscalculation used to estimate the Company’s pension expense resulted in an understatement of pension expense, understatement of pension liability and overstatement of accumulated other comprehensive income (loss) in fiscal years 2006 and 2005. In 2006 and 2005, pension expense was understated by $374 and $189, respectively. In the six months ended June 30, 2007, pension expense was overstated by $26. The cumulative effect of the misstatement increased operating expense by $537 ($315, or $0.02 per share, after tax) in the quarter ended September 30, 2007, increased other liabilities by $2,347 as of September 30, 2007 and decreased accumulated other comprehensive income (loss) by $1,025, net of tax, as of September 30, 2007. The Company concluded that the amount of the misstatement was not material to the financial statements of any previous period, the net income for the year ended December 31, 2007 or a trend of earnings. Accordingly, the cumulative effect of the misstatement has been recognized as an increase in operating expense in the statement of operations for the year ended December 31, 2007, and an increase in other liabilities and decrease in other comprehensive income (loss) in the balance sheet as of December 31, 2007. The effect of the misstatement on specific operating expense line items was to increase communication service expenses $272, marketing and customer services $142 and general and administrative services $123 for the year ended December 31, 2007.

The Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”) effective December 31, 2006. The following table summarizes the effect of initially applying SFAS 158 and recording the changes in the additional minimum pension liability on individual line items in the consolidated balance sheet:

	Before Applying SFAS 158	Additional Minimum Pension Liability	SFAS 158 Adjustment	After Applying SFAS 158
Prepaid expenses	$3,475	$—	$(165)	$3,310

Total assets	510,739	—	(165)	510,574
Accounts payable and accrued liabilities	13,417	—	237	13,654
Deferred income taxes	74,364	1,977	(1,492)	74,849
Other liabilities	23,378	(4,764)	3,192	21,806
Total liabilities	324,399	(2,787)	1,937	323,549
Accumulated other comprehensive income (loss), net of tax	(5,713)	2,787	(2,102)	(5,028)
Total shareholders’ equity	184,894	2,787	(2,102)	185,579

The obligations and funded status of the plans are as follows:

	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007
Change in Benefit Obligation:
Projected benefit obligation at beginning of year	$68,934	$64,254	$2,537	$2,905
Service cost	1,560	1,658	2	2
Interest cost	4,245	4,205	151	184
Actuarial loss (gain)	2,750	4,468	(225)	(308)
Changes in assumptions	(834)	(2,022)	—	—
Benefits paid	(3,890)	(3,629)	(199)	(246)

Projected benefit obligation at end of year	$72,765	$68,934	$2,266	$2,537

	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007
Change in Plan Assets:
Fair value of assets at beginning of year	$55,462	$50,679	$380	$423
Actual return (loss) on plan assets	(18,010)	2,851	(78)	20
Employer contributions	6,301	5,561	140	183
Benefits paid	(3,890)	(3,629)	(199)	(246)

Fair value of plan assets at end of year	$39,863	$55,462	$243	$380

Funded status at end of year	$(32,902)	$(13,472)	$(2,023)	$(2,157)

Amounts recognized in the consolidated balance sheet as of December 31, consist of:

	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007
Current liabilities	$—	$—	$(176)	$(164)
Noncurrent liabilities	(32,902)	(13,472)	(1,847)	(1,993)

Net amount recognized in consolidated balance sheet.	$(32,902)	$(13,472)	$(2,023)	$(2,157)

Amounts recognized in Accumulated Other Comprehensive Income (Loss) consist of:

	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007
Net actuarial loss	$35,488	$12,570	$914	$1,097
Prior service cost (credit)	(982)	(1,114)	(1,512)	(1,674)

Total amount recognized (before tax effects)	$34,506	$11,456	$(598)	$(577)

The accumulated benefit obligation for all defined benefit plans was $68,959 and $64,060 at December 31, 2008 and 2007.

Information for pension plans with an accumulated benefit obligation in excess of plan assets follows:

	2008	2007	2006
Projected benefit obligation	$72,765	$68,934	$53,022
Accumulated benefit obligation	68,959	64,060	50,437
Fair value of plan assets	39,863	55,462	40,616

The costs for the Company’s pension plans and postretirement benefits consisted of the following components:

	Pension Benefits			Postretirement Benefits
	2008	2007	2006	2008	2007	2006
Components of Net Periodic Benefit Cost:
Service cost	$1,560	$1,658	$2,115	$2	$2	$6
Interest cost	4,245	4,205	3,700	151	184	157
Expected return on assets	(4,243)	(3,677)	(3,348)	(30)	(33)	(29)
Amortization of prior service cost	(132)	(144)	(94)	(162)	(162)	(162)
Special termination benefit	—	—	—	—	—	117
Actuarial loss	1,251	1,762	1,325	66	118	80
Actuarial (gain) due to curtailment	—	—	(116)	—	—	—

Total net periodic benefit cost	$2,681	$3,804	$3,582	$27	$109	$169

The amounts expected to be recognized in the net periodic cost in 2009 are as follows:

	Pension Benefits	Postretirement Benefits
(Gain)/loss recognition	$1,687	$48
Prior service cost recognition	(132)	(162)

Key pension and postretirement assumptions

The Company reviews the appropriateness of the assumptions used to develop the pension and postretirement obligations on a regular basis. Management develops each assumption using relevant company experience and market-related data to ensure that each assumption is individually reasonable. In addition to company experience and market-related data, management takes into consideration any recent plan amendments (e.g., the change in compensation definition effective April 1, 2007) or investment strategy changes, which may have an impact on these assumptions. The Company enlists the services of its plan actuaries, who have developed an interest rate yield curve to assist their clients in evaluating discount rates. Under this approach, the Company’s projected benefit cash flows are analyzed using four distinctive yield curves (two actuary curves and two Citigroup curves) in order to develop a single-point discount rate that matches the plans’ characteristics. The Company also enlists the services of its investment advisor, who helps to determine the long-term expected return on plan assets assumption by identifying and estimating structural relationships among market elements such as inflation, real gross domestic product growth, personal consumption expenditures, federal funds target rate, S&P 500 dividend yield, treasury and corporate yield curves, economic output and monetary policy. These assumptions are updated semi-annually and reviewed by the Company each year when estimating long-term returns on plan assets.

Based on the approaches outlined above, the Company decreased its rate of compensation increase assumption for pension benefits from 3.5% to 3.0% and increased its discount rate assumption for postretirement benefits from 6.00% to 6.25% as of December 31, 2008.

The weighted-average assumptions used to determine benefit obligations at December 31 follow:

	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007
Discount rate	6.25%	6.25%	6.25%	6.00%
Rates of compensation increase	3.00%	3.50%	N/A	N/A

The weighted-average assumptions used to determine net cost for the years ended December 31 follow:

	Pension Benefits		Postretirement Benefits
	2008	2007	2008	2007
Discount rate	6.25%	6.00%	6.00%	5.75%
Expected long-term return on plan assets	8.50%	8.50%	8.50%	8.75%
Rate of compensation increase	3.50%	3.50%	N/A	N/A

The assumed health care cost trend rates at December 31 follow:

	2008	2007	2006
Health care cost trend rate assumed for next year	7.00%-10.50%	8.00%-10.00%	9.00%-12.00%
Rate to which the cost trend rate is assumed to decline	5.00%	4.75%	4.75%
Year that the rate reaches the ultimate trend rate	2016-2019	2011-2013	2011-2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost	$9	$(8)
Effect on postretirement benefit obligation	123	(112)

Plan Assets

D&E’s retirement plan investment strategy is to invest approximately 65% of the plan assets in the equity market and 35% in the fixed income market. In accordance with the Company’s investment policy statement (“IPS”) for its pension plans, the investment advisor reviews the investment performance of the pension assets with the Company’s Benefits Committee several times per year, and investment reallocations or other changes are recommended by the investment advisor and approved by the Benefits Committee when appropriate. As outlined in the IPS, the investment advisor is also responsible for the ongoing monitoring and rebalancing of the Company’s pension assets in order to maintain the target asset allocations defined by the Company’s asset allocation certificates. Rebalancing back to target allocations is performed on a monthly basis if market movement impacts the plan asset allocation levels by more than 2%. In extreme circumstances, monthly rebalancing procedures may be adjusted after discussion between the investment advisor and the Benefits Committee. The Company’s IPS for its pension plans clearly defines the types of investments and permissible allocation ranges by asset category. In the pension and other postretirement benefit plan asset tables below, equity securities include U.S. large, U.S. small capitalization and developed international securities. Debt securities include U.S. Treasury obligations, corporate bonds and mortgage-backed securities.

The Company’s pension plan asset fair values and weighted-average asset allocations at December 31, 2008 and 2007, by asset category, are as follows:

	2008		2007
Asset Category:	Value	Allocation	Value	Allocation
Equity securities	$26,072	66%	$35,933	65%
Debt securities	12,724	32%	16,901	31%
Debt/equity blend securities	772	2%	2,345	4%
Cash and cash equivalents	1	—	1	—

	39,569	100%	55,180	100%

Receivable from investments sold at December 31	294		282

Total	$39,863		$55,462

The Company’s other postretirement benefit plan asset fair values and weighted-average asset allocations at December 31, 2008 and 2007, by asset category, are as follows:

	2008		2007
Asset Category:	Value	Allocation	Value	Allocation
Equity securities	$113	47%	$184	48%
Debt securities	130	53%	196	52%

Total	$243	100%	$380	100%

D&E estimates that it will contribute $14,300 to its pension plans and $0 to its other postretirement benefit plan in 2009. Funding requirements for future years are uncertain and will significantly depend on whether management, upon review with the plan’s actuary, changes any assumptions used to calculate plan funding levels, the actual return on plan assets, and any legislative or regulatory changes affecting plan funding requirements. For tax planning, financial planning, cash flow management or cost reduction purposes, the Company may increase, accelerate, decrease or delay contributions to the plans to the extent permitted by law.

The estimated future benefit payments are as follows:

Year	Pension Benefits	Other Benefits
2009	$3,501	$231
2010	3,596	221
2011	3,685	245
2012	3,986	287
2013	4,179	282
2014 to 2018	24,434	1,237

Employees’ 401(k) Savings Plan

D&E has two employee savings plans available to all eligible employees: the D&E Communications, Inc. Employees’ 401(k) Savings Plan and the Conestoga Telephone & Telegraph Co. Local 1671 Tax Deferred Retirement Plan (“Savings Plans”). Participating employees may contribute a portion of their compensation, up to a maximum percentage, to the Savings Plans, and the Company makes matching contributions based upon the eligible employee’s contribution. D&E may also make discretionary profit-sharing contributions.

The Company’s contributions amounted to $1,016 in 2008, $1,025 in 2007 and $1,099 in 2006.

18. Segment Reporting

D&E’s reportable business segments are as follows: Wireline, Systems Integration and Corporate and Other. The segments are more fully described in Note 1. Intersegment revenues are recorded at the same rates charged to external customers.

	Wireline	Systems Integration	Corporate & Other	Eliminations	Total Company
2008
External customer revenues	$143,903	$3,789	$1,759	$—	$149,451
Intersegment revenues	38	—	—	(38)	—
Depreciation & amortization	28,483	155	804	—	29,442
Operating loss	(9,420)	(124)	(1,307)	—	(10,851)
Segment assets	441,189	1,245	451,567	(441,081)	452,920
Additions to property, plant and equipment	22,175	40	307	—	22,522

2007
External customer revenues	$145,633	$5,384	$1,532	$—	$152,549
Intersegment revenues	25	—	—	(25)	—
Depreciation & amortization	33,206	272	730	—	34,208
Operating income (loss)	32,873	(7,385)	(849)	—	24,639
Equity in net losses of affiliates	—	—	(3)	—	(3)
Segment assets	489,806	1,780	450,386	(440,791)	501,181
Additions to property, plant and equipment	23,864	231	106	—	24,201

2006
External customer revenues	$153,839	$6,641	$1,588	$—	$162,068
Intersegment revenues	4	4	—	(8)	—
Depreciation & amortization	36,772	714	755	—	38,241
Operating income (loss)	29,243	(6,257)	(474)	—	22,512
Equity in net income of affiliates	—	—	(180)	—	(180)
Gain on investments	—	—	1,035	—	1,035
Segment assets	495,721	10,628	440,429	(436,205)	510,574
Investments in and advances to affiliates	—	—	14	—	14
Additions to property, plant and equipment	26,248	173	17	—	26,438

The following table shows a reconciliation of the results for the business segments to the applicable line items in the consolidated financial statements as follows:

	2008	2007	2006
Operating income (loss) from reportable segments	$(9,544)	$25,488	$22,986
Corporate and other	(1,307)	(849)	(474)
Equity in net losses of affiliates	—	(3)	(180)
Interest expense	(12,312)	(14,928)	(15,274)
Gain on investments	—	—	1,035
Loss on early extinguishment of debt	—	—	(1,103)
Other, net	2,944	8,245	4,790

Income (loss) from continuing operations before income taxes	$(20,219)	$17,953	$11,780

19. Quarterly Results of Operations (unaudited)

The following table summarizes D&E’s quarterly financial data for the years ended December 31, 2008 and 2007.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)
2008
Total operating revenues	$37,797	$37,549	$36,625	$37,480

Depreciation and amortization	7,848	7,768	6,865	6,961
Intangible asset impairment	—	26,200	—	19,600
Other operating expenses	21,827	21,670	21,123	20,440

Total operating expenses	29,675	55,638	27,988	47,001

Operating income (loss)	8,122	(18,089)	8,637	(9,521)

Net income (loss) attributable to common shareholders	5,132	(11,942)	3,691	(7,835)

Earnings per common share — basic and diluted:
Net income (loss) attributable to common shareholders	0.35	(0.82)	0.25	(0.54)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)
2007
Total operating revenues	$38,364	$37,201	$38,210	$38,774

Depreciation and amortization	9,508	9,210	7,678	7,812
Goodwill impairment	—	—	—	5,158
Other operating expenses	23,350	21,465	21,986	21,743

Total operating expenses	32,858	30,675	29,664	34,713

Operating income	5,506	6,526	8,546	4,061

Net income attributable to common shareholders	2,610	2,286	3,755	1,988

Earnings per common share — basic and diluted:
Net income attributable to common shareholders	0.18	0.16	0.26	0.14

Significant quarterly variances of net income attributable to common shareholders are explained below:

The net income attributable to common shareholders in the first quarter of 2008 included a $2,904 ($1,699, or $0.12 per common share, after tax) increase in other income from the termination of a lease guarantee. In connection with the termination of the lease guarantee, a gain of $2,904 was recognized based on the difference between the carrying value of the guarantee liability of $3,200 and the fair value of the additional renewal periods of a lease agreement of $296.

The net loss attributable to common shareholders in the second quarter of 2008 included a $26,200 ($15,329, or $1.06 per common share, after tax) non-cash intangible asset impairment charge to the Wireline franchise intangible assets.

The net loss attributable to common shareholders in the fourth quarter of 2008 included a $19,600 ($11,467, or $0.79 per common share, after tax) non-cash intangible asset impairment charge to the Wireline franchise intangible assets and a $257 tax benefit that was recorded to correct tax expense recognized in a previous year related to the disposal of an investment in an affiliated company.

The net income attributable to common shareholders in the third quarter of 2007 included a $1,682 ($1,093, or $0.08 per common share, after tax) decrease in depreciation expense primarily due to revisions in the estimated useful lives of certain fixed assets to update composite depreciation rates for regulated telephone property and certain fixed assets becoming fully depreciated in the first six months of 2007.

The net income attributable to common shareholders in the fourth quarter of 2007 included a $1,540 ($1,001, or $0.07 per common share, after tax) decrease in depreciation expense primarily due to revisions in the estimated useful lives of certain fixed assets to update composite depreciation rates for regulated telephone property and certain fixed assets becoming fully depreciated in the first six months of 2007, income of $4,600 ($2,691, or $0.19 per common share, after tax) from the collection of principal on the note received from the sale of Conestoga Wireless assets and a goodwill impairment of $5,158 ($4,671, or $0.32 per common share after tax) recognized in the Systems Integration segment.

The following tables summarizes D&E’s operating results for the three months ended December 31, 2008:

	Wireline	Systems Integration	Corporate & Other	Eliminations	Total Company
External customer revenues	$35,936	$1,082	$462	$—	$37,480
Intersegment revenues	9	—	—	(9)	—

Total revenues	35,945	1,082	462	(9)	37,480

Depreciation and amortization	6,724	26	211	—	6,961
Intangible asset impairment	19,600	—	—	—	19,600
Other operating expenses	18,826	1,010	613	(9)	20,440

Total operating expenses	45,150	1,036	824	(9)	47,001

Operating income (loss)	$(9,205)	$46	$(362)	$—	$(9,521)

20. Supplemental Guarantor Information:

Effective with the merger with and into Windstream Corporation on November 10, 2009, the Company and certain of the Company’s wholly-owned subsidiaries became guarantors (the “Guarantors”) of Windstream’s 2017 Notes (the “guaranteed notes’). These guarantees are full and unconditional as well as joint and several. Certain Guarantors may be subject to restrictions on their ability to distribute earnings to the Company. The remaining subsidiaries (the “Non Guarantors”) of D&E are not guarantors of the guaranteed notes.

The following information presents a condensed consolidated statement of income for the year ended December 31, 2008, a condensed consolidated balance sheet as of December 31, 2008, and a condensed consolidated statement of cash flows for the year ended December 31, 2008 of the Guarantors, and the Non-Guarantors. Investments consist of investments in net assets of subsidiaries held by the parent company and other subsidiaries, and have been presented using the equity method of accounting.

	Condensed Consolidated Statement of Operations
	Twelve Months Ended December 31, 2008
			Non-
(Thousands)	Parent	Guarantors	Guarantors	Eliminations	Consolidated
OPERATING REVENUES
Communication service revenues	$—	$23,662	$128,336	$(8,072)	$143,926

Communication products sold	—	1,567	862	—	2,429
Other	9,570	(124)	3,299	(9,649)	3,096

Total operating revenues	9,570	25,105	132,497	(17,721)	149,451

OPERATING EXPENSES
Communication service expenses (exclusive of depreciation and amortization below)	—	12,673	43,099	(8,037)	47,735
Cost of communication products sold	—	1,263	702	—	1,965
Depreciation and amortization	—	2,167	27,275	—	29,442
Marketing and customer services	938	5,620	10,074	(944)	15,688
General and administrative services	8,632	1,936	17,844	(8,740)	19,672
Goodwill and intangible asset impairments	—	—	45,800	—	45,800

Total operating expenses	9,570	23,659	144,794	(17,721)	160,302

Operating income (loss)	—	1,446	(12,297)	—	(10,851)

OTHER INCOME (EXPENSE)
Equity in income (loss) of affiliates	(10,922)	(22,885)	14,907	18,900	—
Interest expense, net of capitalized interest	(12,412)	10	90	—	(12,312)
Interest expense – intercompany	(4,912)	(2,086)	(49,998)	56,996	—
Other, net	17,324	38,822	3,805	(57,007)	2,944

Total other income (expense)	(10,922)	13,861	(31,196)	18,889	(9,368)

Income (loss) before income taxes	(10,922)	15,307	(43,493)	18,889	(20,219)

INCOME TAXES (BENEFIT)	32	12,933	(22,295)	—	(9,330)

NET INCOME (LOSS)	(10,954)	2,374	(21,198)	18,889	(10,889)

NONCONTROLLING INTERESTS	—	—	65	—	65

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS	(10,954)	2,374	(21,263)	18,889	(10,954)

	Condensed Consolidated Balance Sheet
	As of December 31, 2008
			Non-
(Thousands)	Parent	Guarantors	Guarantors	Eliminations	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$15,698	$101	$2,481	$—	$18,280
Accounts and notes receivable, net of reserves of $466	—	523	12,563	—	13,086
Accounts and notes receivable – affiliates	—	687,951	—	(687,951)	—
Inventories – material and supplies	—	122	2,529	—	2,651
Prepaid expenses	7,168	248	1,951	—	9,367
Other	1,348	71	1,081	—	2,500

TOTAL CURRENT ASSETS	24,214	689,016	20,605	(687,951)	45,884

PROPERTY, PLANT AND EQUIPMENT, NET	—	4,908	158,894	—	163,802
OTHER ASSETS
Investments in affiliates	433,817	85,227	361,938	(880,982)	—
Goodwill	—	—	138,441	—	138,441
Intangible assets, net of accumulated amortization	—	898	96,446	—	97,344
Other	2,976	2,007	2,466	—	7,449

TOTAL ASSETS	$461,007	$782,056	$778,790	$(1,568,933)	$452,920

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Long-term debt maturing within one year	$7,000	$—	$76	—	$7,076
Accounts payable and accrued liabilities	1,261	149	9,280	—	10,690
Accounts and notes payable – affiliates	114,832	—	571,642	(686,474)	—
Accrued taxes	423	(313)	433	—	543
Accrued interest and dividends	1,172	—	1,483	(1,477)	1,178
Advanced billings, customer deposits and other	—	124	4,582	—	4,706
Derivative financial instruments	3,091	—	—	—	3,091

TOTAL CURRENT LIABILITIES	127,779	(40)	587,496	(687,951)	27,284

LONG-TERM DEBT	177,750	—	1,304	—	179,054
OTHER LIABILITIES
Deferred income taxes	(755)	(55)	51,100	(219)	50,071
Defined benefit plans	—	—	34,749	—	34,749
Other	571	740	3,870	—	5,181

COMMITMENTS AND CONTINGENCIES EQUITY
Common shareholders’ equity:
Common stock	2,590	232	39,414	(39,646)	2,590
Additional paid-in capital	164,526	752,813	97,799	(850,612)	164,526
Accumulated other comprehensive income (loss)	(21,908)	—	(19,838)	19,838	(21,908)
Retained earnings	29,917	28366	(18,550)	(9,816)	29,917
Treasury stock	(19,463)	—	—	(527)	(19,990)

Total common shareholders’ equity	155,662	781,411	98,825	(880,763)	155,135
Noncontrolling interests:
Preferred stock of utility subsidiary	—	—	1,446	—	1,446

TOTAL EQUITY	155,662	781,411	100,271	(880763)	156,581

TOTAL LIABILITIES AND EQUITY	$461,007	$782,056	$778,790	$(1,568,933)	$452,920

	Condensed Consolidated Statement of Cash Flows
	Twelve Months Ended December 31, 2008
	Parent	Subsidiary	Non-
(Thousands)	Guarantor	Guarantors	Guarantors	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(10,954)	$2,374	$(21,198)	$18,889	$(10,889)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	—	2,167	27,275	—	29,442
Bad debt expense	—	106	625	—	731
Deferred income taxes	41	666	(11,468)	—	(10,761)
Stock-based compensation expense	501	—	—	—	501
(Gain) loss on retirement of property, plant and equipment	—	(150)	9	—	(141)
Goodwill and intangible asset impairments	—	—	45,800	—	45,800
Equity in (income) loss of affiliates	10,922	22,885	(14,907)	(18,900)	—
Termination of lease guarantee	—	—	(2,904)	—	(2,904)
Note receivable reserve	—	900	—	—	900
Changes in operating assets and liabilities, net	7,211	(12,524)	(7,613)	(1)	(12,927)

Net Cash Provided By Operations Activities	7,721	16,424	15,619	(12)	39,752

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	—	(1,891)	(22,806)	—	(24,697)
Proceeds from sales of property, plant and equipment	—	211	574	—	785
Collection of notes receivable	—	141	—	—	141
Acquisition of intangible assets	—	(70)	—	—	(70)
Dividends from affiliates	5,554	2,500	15,200	(23,254)	—
Return of capital from affiliates	4,210	4,210	3,210	(11,630)	—

Net Cash Used In Investing Activities	9,764	5,101	(3,822)	(34,884)	(23,841)

CASH FLOWS FROM FINANCING ACTIVITIES					—
Dividends on common stock	(6,959)	(17,700)	(5,554)	23,266	(6,947)
Preferred dividends on noncontrolling interests	—	—	(65)	—	(65)
Payments on long-term debt	(7,750)	—	(71)	—	(7,821)
(Advances to) repayments from affiliates	—	3,600	(3,600)	—	—
Return of capital to affiliates	—	(7,420)	(4,210)	11,630	—
Proceeds from issuance of common stock	118	—	—	—	118
Excess tax benefits from stock compensation plans	37	—	—	—	37
Purchase of treasury stock	(798)	—	—	—	(798)

Net Cash Used In Financing Activities	(15,352)	(21,520)	(13,500)	34,896	(15,476)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,133	5	(1,703)	—	435

CASH AND CASH EQUIVALENTS
BEGINNING OF PERIOD	13,565	96	4,184	—	17,845

END OF PERIOD	$15,698	$101	$2,481	$—	$18,280